UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Independent auditor's report

To the Board of Directors and Stockholders
Banco Santander (Brasil) S.A.

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. and its subsidiaries ("Bank") as at June 30, 2016, and the related consolidated statements of income and comprehensive income for the quarter and six-month period then ended, and the statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements referred to above have not been prepared, in all material respects, the financial position of Banco Santander (Brasil) S.A., and its subsidiaries as at June 30, 2016, their consolidated financial performance for the quarter and six-month period then ended and cash flows for the six-month period then ended, in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa
Postal 61005 T: (11) 3674-2000, www.pwc.com/br

Banco Santander (Brasil) S.A.

Other matters

Supplementary information - Statements of value added

We have also reviewed the consolidated statements of value added for the six-month period ended June 30, 2016, prepared under the responsibility of the management, whose presentation is required by Brazilian Corporate Law by publicly-held companies and supplemental information for IFRS purposes. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the interim consolidated financial statements taken as a whole.

Audit and review of the prior-year information

The interim consolidated financial statements mentioned in the first paragraph include, for comparative purposes, financial information related to the statements of income and comprehensive income for the quarter and six-month period ended at June 30, 2015, and the statement of changes in equity, cash flows and the statements of value added for the six-month period ended at June 30, 2015, obtained from the interim consolidated financial statements of the six-month period ended at June 30, 2015, and the balance sheet as at December 31, 2015, obtained from the consolidated financial statements as at December 31, 2015, reclassified as described on Note 1 (l). The review of these interim consolidated financial statements for the quarter and six-month period ended at June 30, 2015, and the audit opinion of the financial statements for the year ended at December 31, 2015 were conducted under the responsibility of the other independent auditors, who issued an unqualified review and audit opinion reports dated July 26, 2016 and February 26, 2016, respectively.

São Paulo, July 26, 2016

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Edison Arisa Pereira
Contador CRC 1SP127241/O-0

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
Thousands of Brazilian Real

ASSETS	Note	6/30/2016	12/31/2015

Cash and Balances With The Brazilian Central Bank		104,870,732	89,143,353

Financial Assets Held For Trading	4-a	65,348,139	50,536,731
Debt instruments		36,972,751	25,193,598
Equity instruments		371,867	404,973
Trading derivatives	17-b	28,003,521	24,938,160

Other Financial Assets At Fair Value Through Profit Or Loss	4-a	1,739,927	2,080,234
Debt instruments		1,696,145	1,506,570
Equity instruments		43,782	573,664

Available-For-Sale Financial Assets	4-a	63,316,619	68,265,606
Debt instruments	17-a.2	61,895,863	67,103,274
Equity instruments		1,420,756	1,162,332

Held to maturity investments	4-a	8,977,023	10,097,836

Loans and Receivables	4-a	290,687,750	306,268,788
Loans and amounts due from credit institutions		39,649,345	42,422,638
Loans and advances to customers	14	236,358,056	252,033,449
Debt instruments	4-a & 17-a.2	14,680,349	11,812,701

Hedging Derivatives	17-b	222,461	1,312,202

Non-Current Assets Held For Sale	5	1,242,952	1,237,493

Investments in Associates and Joint Ventures	6	1,102,090	1,060,743

Tax Assets		26,795,992	34,769,848
Current		2,751,337	4,194,344
Deferred		24,044,655	30,575,504

Other Assets		4,317,379	3,802,118

Tangible Assets		6,810,872	7,005,914

Intangible Assets		30,016,299	29,813,662
Goodwill	8-a	28,332,719	28,332,719
Other intangible assets	8-b	1,683,580	1,480,943

Total Assets		605,448,235	605,394,528

The accompanying Notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	Note	6/30/2016	12/31/2015

Financial Liabilities Held For Trading	9-a	43,753,556	42,387,768
Trading derivatives	17-b	17,595,027	22,340,137
Short positions	9-b.6	26,158,529	20,047,631

Financial Liabilities at Amortized Cost	9-a	449,904,343	457,281,656
Deposits from Brazilian Central Bank and deposits from credit institutions		63,197,185	69,451,498
Customer deposits		245,142,156	243,042,872
Marketable debt securities		95,093,892	94,658,300
Subordinated liabilities		8,674,897	8,097,304
Debt Instruments Eligible to Compose Capital		8,185,205	9,959,037
Other financial liabilities		29,611,008	32,072,645

Hedging Derivatives	17-b	383,615	2,376,822

Provisions	10-a	11,739,683	11,409,677
Provisions for pension funds and similar obligations		2,775,353	2,696,653
Provisions, judicial and administrative proceedings, commitments and other provisions		8,964,330	8,713,024

Tax Liabilities		6,533,732	5,253,125
Current		5,576,175	4,436,000
Deferred		957,557	817,125

Other Liabilities		7,362,993	6,850,196

Total Liabilities		519,677,922	525,559,244

Stockholders' Equity	11	86,513,263	83,531,754
Capital		57,000,000	57,000,000
Reserves		27,872,451	24,388,967
Treasury shares		(449,086)	(423,953)
Option for Acquisition of Equity Instrument		(1,017,000)	(1,017,000)
Profit for the period attributable to the Parent		3,606,898	9,783,740
Less: Dividends and remuneration		(500,000)	(6,200,000)

Other Comprehensive Income		(1,175,281)	(4,131,532)

Stockholders' Equity Attributable to the Parent		85,337,982	79,400,222

Non - Controlling Interests		432,331	435,062

Total Stockholders' Equity		85,770,313	79,835,284
Total Liabilities and Stockholders' Equity		605,448,235	605,394,528

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS
Thousands of Brazilian Real, except for per share data
	Note	4/01 to 6/30/2016	4/01 to 6/30/2015	1/01 to 6/30/2016	1/01 to 6/30/2015

Interest and similar income		19,155,709	17,135,031	38,024,141	33,186,918
Interest expense and similar charges		(11,907,945)	(7,724,591)	(23,180,534)	(16,539,919)
Interest Net Income		7,247,764	9,410,440	14,843,607	16,646,999
Income from equity instruments		40,198	73,765	44,105	80,613
Income from companies accounted for by the equity method	6-b	22,531	23,615	38,686	55,951
Fee and commission income		3,326,787	2,568,229	6,393,538	5,717,718
Fee and commission expense		(607,588)	(270,189)	(1,267,295)	(1,164,905)
Gains (losses) on financial assets and liabilities (net)		8,059,527	630,281	10,753,009	(7,035,318)
Financial assets held for trading		8,158,246	842,485	10,754,246	(6,803,126)
Other financial instruments at fair value through profit or loss		(4,503)	(159,417)	61,166	(146,021)
Financial instruments not measured at fair value through profit or loss		(15,210)	(40,794)	1,216	(91,029)
Other		(79,006)	(11,993)	(63,619)	4,858
Exchange differences (net)		(3,609,070)	497,471	(2,473,567)	3,465,609
Other operating income (expense)		(127,640)	(115,398)	(215,356)	(205,494)
Total Income		14,352,509	12,818,214	28,116,727	17,561,173
Administrative expenses	13	(3,640,405)	(3,483,760)	(7,202,792)	(6,892,270)
Personnel expenses		(2,003,077)	(1,888,452)	(3,965,137)	(3,686,963)
Other administrative expenses		(1,637,328)	(1,595,308)	(3,237,655)	(3,205,307)
Depreciation and amortization		(370,280)	(412,205)	(723,576)	(807,705)
Tangible assets		(291,438)	(262,651)	(567,571)	(514,787)
Intangible assets		(78,842)	(149,554)	(156,005)	(292,918)
Provisions (net)		(695,548)	(1,536,476)	(1,494,358)	(2,120,394)
Impairment losses on financial assets (net)		(2,898,807)	(3,498,393)	(5,656,459)	(6,132,514)
Loans and receivables	4-b.2	(3,001,252)	(3,315,271)	(5,749,613)	(5,949,392)
Other financial instruments not measured at fair value through profit		102,445	(183,122)	93,154	(183,122)
Impairment losses on other assets (net)		(6,818)	(937,343)	(47,657)	(943,478)
Other intangible assets		-	(374,546)	(6,594)	(376,532)
Other assets		(6,818)	(562,797)	(41,063)	(566,946)
Gains (losses) on disposal of assets not classified as non-current assets held for sale		1,729	24,991	4,140	26,897
Gains (losses) on non-current assets held for sale not classified as discontinued operations		(10,488)	4,020	(4,370)	66,374
Operating Gains Before Tax		6,731,892	2,979,048	12,991,655	758,083
Income taxes	12	(4,916,103)	1,953,365	(9,345,189)	5,811,614
Net Profit from Continuing Operations		1,815,789	4,932,413	3,646,466	6,569,697
Profit attributable to the Parent		1,802,235	4,952,415	3,606,898	6,565,303
Profit (loss) attributable to non-controlling interests		13,554	(20,002)	39,568	4,394

Earnings Per Share (Brazilian Real)
Basic earnings per 1,000 shares (Brazilian Real)
Common shares	228.51	625.68	457.15	829.52
Preferred shares	251.36	688.25	502.86	912.47
Diluted earnings per 1,000 shares (Brazilian Real)
Common shares	228.22	625.55	456.60	829.34
Preferred shares	251.04	688.11	502.26	912.28
Net Profit attributable - Basic (Brazilian Real)
Common shares	874,828	2,403,803	1,750,822	3,186,671
Preferred shares	927,407	2,548,612	1,856,076	3,378,632
Net Profit attributable - Diluted (Brazilian Real)
Common shares	874,807	2,403,793	1,750,781	3,186,658
Preferred shares	927,428	2,548,622	1,856,117	3,378,645

Weighted average shares outstanding - basic
Common shares	3,828,407	3,841,882	3,829,863	3,841,601
Preferred shares	3,689,548	3,703,022	3,691,004	3,702,741
Weighted average shares outstanding - diluted
Common shares	3,833,160	3,842,672	3,834,413	3,842,391
Preferred shares	3,694,301	3,703,812	3,695,554	3,703,531

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Thousands of Brazilian Real
	4/01 to 6/30/2016	4/01 to 6/30/2015	1/01 to 6/30/2016	1/01 to 6/30/2015

Consolidated Profit for the Period	1,815,789	4,932,413	3,646,466	6,569,697

Other comprehensive income which may be reclassified to net income:	1,208,188	175,273	3,126,821	(347,165)

Available-for-sale financial assets	1,031,107	219,890	2,624,276	(305,261)
Valuation adjustments	1,742,631	534,128	4,447,600	(299,414)
Amounts transferred to income statement	(4,502)	(159,417)	61,166	(146,021)
Income taxes	(707,022)	(154,821)	(1,884,490)	140,174

Cash flow hedges	177,081	(44,618)	502,545	(41,904)
Valuation adjustments	319,485	(117,933)	894,725	(170,686)
Amounts transferred to income statement	(1,580)	35,950	-	71,505
Income taxes	(140,824)	37,365	(392,180)	57,277

Net investment hedge	400,285	(11,229)	553,760	(180,418)
Net investment hedge	763,283	(18,716)	1,055,937	(300,697)
Income taxes	(362,998)	7,487	(502,177)	120,279

Exchange on investments Abroad	(400,285)	11,230	(553,760)	180,418
Exchange on investments Abroad	(400,285)	11,230	(553,760)	180,418
Other comprehensive income which may not be reclassified to net income:	(171,565)	228,995	(170,570)	228,995

Defined Benefits plan	(171,565)	228,995	(170,570)	228,995
Defined Benefits plan	(288,162)	378,986	(288,162)	378,986
Income taxes	116,597	(149,991)	117,592	(149,991)

Total Comprehensive Income	2,852,412	5,336,681	6,602,717	6,451,527

Attributable to the parent	2,838,858	5,356,683	6,563,149	6,447,133
Attributable to non-controlling interests	13,554	(20,002)	39,568	4,394
Total	2,852,412	5,336,681	6,602,717	6,451,527

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Thousands of Brazilian Real

		Stockholders´ Equity Attributable to the Parent												Non-controlling Interests (1)	Total Stockholders´ Equity
									Other Comprehensive Income
	Note	Share Capital	Reserves	Treasury shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total	Available-for-sale Financial Assets	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total

Balances at December 31, 2014		56,806,384	20,594,135	(445,501)	(950,000)	5,630,023	(1,530,000)	80,105,041	73,292	(1,881,350)	702,349	(696,212)	78,303,120	380,173	78,683,293

Total comprehensive income		-	-	-	-	6,565,303	-	6,565,303	(305,261)	228,995	180,418	(222,322)	6,447,133	4,394	6,451,527
Appropriation of net profit		-	5,630,022	-	-	(5,630,022)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital		-	(1,530,000)	-	-	-	1,380,000	(150,000)	-	-	-	-	(150,000)	-	(150,000)
Share based payment		-	180,043	-	-	-	-	180,043	-	-	-	-	180,043	-	180,043
Treasury shares		-	-	(41,673)	-	-	-	(41,673)	-	-	-	-	(41,673)	-	(41,673)
Results of treasury shares		-	(3,918)	-	-	-	-	(3,918)	-	-	-	-	(3,918)	-	(3,918)
Capital restructuring		-	-	(25)	-	-	-	(25)	-	-	-	-	(25)	-	(25)
Option for Acquisition of Equity Instrument		-	-	-	(67,000)	-	-	(67,000)	-	-	-	-	(67,000)	-	(67,000)
Other		193,616	(193,616)	-	-	-	-	-	-	-	-	-	-	11,632	11,632
Balances at June 30, 2015		57,000,000	24,676,666	(487,199)	(1,017,000)	6,565,304	(150,000)	86,587,771	(231,969)	(1,652,355)	882,767	(918,534)	84,667,680	396,199	85,063,879

Balances at December 31, 2015		57,000,000	24,388,967	(423,953)	(1,017,000)	9,783,740	(6,200,000)	83,531,754	(2,645,417)	(1,141,644)	1,493,577	(1,838,048)	79,400,222	435,062	79,835,284

Total comprehensive income		-	-	-	-	3,606,898	-	3,606,898	2,624,276	(170,570)	(553,760)	1,056,305	6,563,149	39,568	6,602,717
Appropriation of net profit for the year		-	9,783,740	-	-	(9,783,740)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	11-b	-	(6,200,000)	-	-	-	5,700,000	(500,000)	-	-	-	-	(500,000)	-	(500,000)
Share based payments	14-a.1	-	(15,018)	-	-	-	-	(15,018)	-	-	-	-	(15,018)	-	(15,018)
Treasury shares	11-c	-	-	(25,108)	-	-	-	(25,108)	-	-	-	-	(25,108)	-	(25,108)
Results of treasury shares	11-c	-	(5,964)	-	-	-	-	(5,964)	-	-	-	-	(5,964)	-	(5,964)
Capital restructuring	11-c	-	-	(25)	-	-	-	(25)	-	-	-	-	(25)	-	(25)
Other	3-a	-	(79,274)	-	,	-	-	(79,274)	-	-	-	-	(79,274)	(42,299)	(121,573)
Balances at June 30, 2016		57,000,000	27,872,451	(449,086)	(1,017,000)	3,606,898	(500,000)	86,513,263	(21,141)	(1,312,214)	939,817	(781,743)	85,337,982	432,331	85,770,313
(1) On December 31, 2015 include R$240 million related to the put option of Banco Bonsucesso (note 3.b)
The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOW STATEMENTS
Thousands of Brazilian Real
	Note	1/01 to 6/30/2016	1/01 to 6/30/2015
1. Cash Flows From Operating Activities
Consolidated income for the period		3,646,466	6,569,697
Adjustments to profit		16,864,903	3,620,676
Depreciation of tangible assets		567,571	514,787
Amortization of intangible assets		156,005	292,918
Impairment losses on other assets (net)		47,657	943,478
Provisions and Impairment losses on financial assets (net)		7,150,817	8,252,908
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		230	(93,271)
Share of results of entities accounted for using the equity method	6-a	(38,686)	(55,951)
Changes in deferred tax assets and liabilities		6,671,281	(1,350,738)
Monetary Adjustment of Escrow Deposits		(382,179)	(304,431)
Recoverable Taxes		(119,499)	(134,125)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		2,832,631	3,328,697
Other		(20,925)	(7,773,596)
Net (increase) decrease in operating assets		(16,529,389)	(42,201,757)
Balance with the Brazilian Central Bank		(13,594,783)	(12,602,558)
Financial assets held for trading		(14,811,408)	5,399,422
Other financial assets at fair value through profit or loss		433,461	(1,560,688)
Available-for-sale financial assets		2,389,585	(14,830,633)
Loans and receivables		4,550,605	(19,231,454)
Held to maturity investments		1,120,813	-
Other assets		3,382,338	624,154
Net increase (decrease) in operating liabilities		3,393,364	36,151,705
Financial liabilities held for trading		1,365,788	7,814,236
Financial liabilities at amortized cost		1,854,353	27,332,732
Other liabilities		173,223	1,004,737
Paid tax		(1,677,835)	(310,901)
Total net cash flows from operating activities (1)		5,697,509	3,829,420

2. Cash Flows From Investing Activities
Investments		(760,687)	(1,012,612)
Tangible assets	7	(428,430)	(258,688)
Intangible assets		(332,257)	(753,924)
Disposal		179,158	375,888
Acquisition of subsidiary, less net cash on acquisition		-	59
Tangible assets		7,232	14,552
Non-Current Assets Held For Sale		116,500	321,506
Dividends and interest on capital received		55,426	39,771
Total net cash flows from investing activities (2)		(581,529)	(636,724)

3. Cash Flows From Financing Activities
Acquisition of own shares		(25,108)	(41,698)
Issuance of other long-term liabilities	9-b.3	28,867,361	46,448,015
Dividends paid and interest on capital		(2,779,876)	(806,196)
Payments of subordinated liabilities	9-b.4	-	(216,075)
Payments of other long-term liabilities	9-b.3	(33,476,449)	(37,751,574)
Payments of Debt Instruments Eligible to Compose Capital	9-b.5	(2,406,286)	(169,008)
Net increase (decrease) in non-controlling interests		(42,299)	11,632
Total net cash flows from financing activities (3)		(9,862,657)	7,475,096
Exchange variation on Cash and Cash Equivalents (4)		(2,832,631)	(3,328,697)
Net Increase (decrease) in Cash (1+2+3+4)		(7,579,308)	7,339,095
Cash and cash equivalents at beginning of period		33,131,614	23,399,970
Cash and cash equivalents at end of period		25,552,306	30,739,065

Cash and cash equivalents components
Cash		9,273,733	6,050,864
Loans and other		16,278,573	24,688,201
Total of cash and cash equivalents		25,552,306	30,739,065

	Note	1/01 to 6/30/2016	1/01 to 6/30/2015
Non-cash transactions
Foreclosured loans and other assets transferred to non-current assets held for sale		131,785	126,549
Dividends and interest on capital declared but not paid	11-b	500,000	150,000

Supplemental information
Interest received		36,723,177	32,700,193
Interest paid		22,420,866	18,250,067

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Real - R$, unless otherwise stated

1. General information, basis of presentation of the consolidated interim financial statements and other information

a) General information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple bank and through its subsidiaries carries out its operations through two segments (note 15): Commercial Banking and Global Wholesale Banking, which operates with commercial, investment, credit, financing and investment, exchange, mortgage lending, leasing, credit cards and securities brokerage. Its operations are conducted as part of a set of institutions that operate on integrated financial markets and capital.

The consolidated interim financial statements for the period ended on June 30, 2016 were authorized for issue by the Board of directors at the meeting held on July 26, 2016.

b) Basis of presentation of the consolidated interim financial statements

These consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS).

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurred during the period, rather than duplicating information reported in the consolidated financial statements previously presented. Accordingly, these interim financial statements do not include all the information required for consolidated financial statements prepared under IFRS as issued by the IASB. To properly understand the information in these interim financial statements, this should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2015. The same accounting policies and methods of computation are followed in the interim financial statements as compared the most recent annual financial statements.

Adoption of new standards and interpretations

The Bank has adopted all standards and interpretations that became effective from January 1, 2016. The following standards and interpretations are applicable to the Bank and have no material effect on the financial statements:

• IFRS 11 - Business Jointly - The amendment establishes accounting methods for the acquisition of joint ventures and joint operations which constitute an business, as established methodology in the IFRS 3 - Business Combinations. Effective for years beginning on January 1, 2016.

• Amendment to IAS 1 - Presentation of Financial Statements - The amendments are related to materiality concepts, order of notes, subtotals, contracts policies and breakdown. Effective for years beginning on January 1, 2016.

• Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture - These amendments establish that a gain or loss must be recognized for the full amount when the transaction involves assets that constitute a business (whether the business is housed in a subsidiary or not). When the transaction involves assets that do not constitute a business, a partial gain or loss is recognized, even if these assets are housed in a subsidiary. Effective for years beginning on January 1, 2016.

• Amendment to IAS 16 - Tangible assets and IAS 38 Intangible Assets - The amendment clarifies the principle basis for depreciation and amortization as the expected pattern of consumption of future economic benefits of the asset. Effective for years beginning on January 1, 2016.

Annual Improvements of IFRS

• Improvements to IFRSs, 2012-2014 cycle (obligatory for reporting periods beginning on or after 1 January 2016) - These improvements introduce minor amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34.

The amendments to IFRS 5 address the circumstances in which an entity reclassifies an asset (or disposal group) from held for sale to held for distribution (or vice versa).The amendments clarify that this change must be considered as a continuation of the original disposal plan and therefore the requirements of IFRS 5 relating to alteration of the sales plan are not applicable. The amendments also clarify the guidance regarding discontinuation of accounting "held for distribution".

The amendments to IFRS 7 provide clarification on whether servicing agreements constitute continuing involvement for the purpose of the transfer disclosures.

Amendments to IAS 19 clarify that the rate used to discount post-retirement benefit obligations must be determined based on market yields at the end of the reporting period with respect to corporate bonds of high quality. The evaluation of the depth of a market for corporate bonds of high quality must be the level of the currency (ie, the same currency in which the benefits will be paid). For currencies for which there are no high liquidity for these corporate bonds of high quality market, must be based on the market yields on government securities denominated in that currency at the end of the reporting period.

The amendments to IAS 34 are made to clarify the meaning of disclosure of information "elsewhere in the interim financial report" and to require the inclusion of a cross-reference from the interim financial statements to the location of this information.

Changes arising from IFRS Update cycles , did not produce a material impact on the financial statements of the Bank.

Standards and interpretations that will come into force after June 30, 2016

Lastly, at the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively come into force after June 30, 2016 had not yet been adopted by the Bank:

• IFRS 9, Financial Instruments (mandatory for annual reporting periods beginning on or after 1 January 2018) issued in July 2014, will replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 differs significantly with respect to:

I. Classification and measurement: The financial assets and financial liabilities: Financial assets are classified on the basis of the business model within which they are held and their contract cash flow characteristics. Thus, the IASB created three categories based on the business model, which are "amortized cost", "fair value through other comprehensive income" and "fair value through profit or loss". For financial liabilities, the requirements related to the fair value option were changed to address own credit risk, in which the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk shall be presented in other comprehensive income.

II. Impairment methodology: With the introduction of the concept of recognition of expected credit loss for the financial instrument from their initial recognition, with subsequent change in provision as subsequent measurements of the expected credit loss. Thus, it is no longer necessary to occur the loss event for which provision is recognized (as defined in IAS 39). The concepts introduced by the standard should be applied only to the categories "amortized cost" and "fair value through other comprehensive income." The amount of expected losses is updated each reporting date to reflect changes in credit risk since the initial recognition and, consequently, the most timely information is provided on the expected credit losses.

III. Hedge accounting: These requirements align hedge accounting more closely with risk management, establish a more principle-based approach to hedge accounting and address inconsistencies and weaknesses in the hedge accounting model in IAS 39. The three existing hedge accounting categories in IAS 39 were maintained (which are “fair value hedge”, “cash flow hedge” and “hedge of a net investment in a foreign operation”).

The adoption of this IFRS will affect the consolidated financial statements with respect to the current classification of financial instruments and the current impairment methodology, which is based on recognition of incurred credit losses.The possible impacts resulting from the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.

• IFRS 15 - Revenue from Customers Contracts : The standard was issued in May 2014 and applies to an annual reporting period beginning on or after January 1, 2018. The standard specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles-based, five-step model to be applied to all contracts with customers, wich are: i) identify the contract with the customer; ii) identify the implementing obligations under the contract; iii) determine the transaction price; iv) allocate the transaction price to performance obligations; and v) recognize revenue at the moment (or the extent to which) the entity carrying out an obligation of execution. The possible impacts of the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.. The possible impacts resulting from the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.

• IFRS 16 - Leases Contracts - The standard was issued in January 2016 and the effective date after January 1, 2019. This standard contains a new approach to lease accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by leases. The possible impacts resulting from the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.

c) Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and of the consolidated entities in order to quantify certain assets, liabilities, income, expenses, and disclosure notes.

c.1) Critical estimates

The main estimates are further discussed on the December 31, 2015 consolidated financial statements. In the period ended on June 30, 2016 there were no significant changes in the estimates made at 2015 year-end besides those indicated in these interim financial statements.

The estimates and critical assumptions that have the most significant impact on the carrying amounts of certain assets, liabilities, revenues and expenses and the disclosure of explanatory notes, are described below:

i. Allowance for loan losses

The carrying amount of impaired financial assets is adjusted by recording a provision for losses on debts of "Impairment Losses on Financial Assets (Net) - Loans and Receivables" in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decrease and it can be related objectively to an event of recovery.

To determine the balance of “Provision for Impairment Losses”, Banco Santander first assesses whether there is objective evidence of impairment loss individually for financial assets that are significant, and individually or collectively for financial assets that are not significant.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower, such as their economic and financial situation, level of indebtedness, ability to generate income, cash flow , management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as its nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

For further details see Note 2.i the Financial Statements of December 31, 2015.

ii. Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

The current income tax expense is calculated by sum of the current tax and social contribution resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

The deferred tax assets and liabilities recognized are reassessed at each balance sheets date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.Under the current regulation, the expected realization of tax credits based on the Bank's projections of future results and based on technical study.

For more details see note 1.k.

iii. Fair value measurement of certain financial instruments

Financial instruments are initially recognized at fair value, which is considered equivalent, until proven otherwise, the transaction price and those that are not measured at fair value through profit are adjusted by the transaction costs.

Financial assets and liabilities are subsequently measured at each period-end by using valuation techniques. This calculation is based on assumptions, which take into account management's judgment based on existing information and market conditions at the date of financial statements.

Banco Santander classifies fair value measurements using a fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments between Level I, II or III.

For more details see note 1.j.

iv. Post-employment benefits

The defined benefit plans are recorded based on an actuarial study, conducted annually by specialized company, at the end of each year to be effective for the subsequent period and are recognized in income in "Interest expense and similar Charges" and "Provisions (net)".

The present value of the defined benefit obligation is the present value without any assets deductions of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

v. Provisions, contingent assets and liabilities

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

Provisions are made when the risk of loss of judicial or administrative proceedings is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. They are fully or partially reversed when the obligations cease to exist or are reduced. Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

Note 2 to the Bank's consolidated financial statements for the year ended December 31, 2015 includes information on provisions and the contingent assets and liabilities. There were no significant changes in the Bank’s provisions and contingent assets and liabilities between December 31, 2015 and these interim financial statements' reporting date of June 30, 2016.

d) Comparative information

These interim financial statements include the comparable interim period of June 30, 2015 for the income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows. A comparative statement of financial position is also provided as of December 31, 2015.

e) Seasonality of the Bank’s transactions

Considering the activities conducted by the Bank and its subsidiaries, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the six-month period ended June 30, 2016.

f) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality in relation the interim financial statements. (Note 17-a)

g) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in value and with original maturity of ninety days or less were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the Brazilian Central Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except for restricted resources and long term transactions.

The interest paid and received correspond primarily to operating activities of Banco Santander.

h) Functional and presentation currency

The consolidated interim financial statements of Banco Santander are presented in Brazilian Real, the functional and presentation currency of these statements.

For each subsidiary, entity under joint control and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheet date.
- Revenues and expenses are translated at the monthly average exchange rates.
- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

i) Funding, debt notes issued and other liabilities

Funding debt rates and other liabilities Instruments are recognized initially at fair value, considered primarily as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The issue of "Notes" must be registered at specific account liabilities and updated according to the agreed rates and adjusted by the effect of exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be accounted for as expenses for the period, according to the accrual basis.

The relevant details of these issued instruments are described in note 9-b.5.

j) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments not measured at fair value through profit or loss, are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each year-end as follows:

Valuation techniques

Fair value measurements using a fair value hierarchy that reflects the model used in the measurement process.

Level 1: Financial instruments at fair value, determined on the basis of public price quotations in active markets, include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

Level 2: Fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: Fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Trading Financial Assets, Other financial assets at fair value on through profit or loss, Available-for-sale financial assets and Financial liabilities held for trading.

Level 1: The securities with high liquidity and observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stocks and other securities traded in an active market.

Level 2: When price quotations cannot be observed, the Management, using their own internal models, make their best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Private Securities in a market with less liquidity than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares that are not generally traded in an active market.

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For the valuation derivatives traded over the counter, and the valuation of financial instruments (primarily swaps and options), are usually used as observable market data: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments mentioned, uses the method of the Black-Scholes model (exchange rate options, interest rate options; caps and floors) and the method of present value (discount of future values by market curves).

Level 3: Derivatives not traded in the stock market and that do not have an observable data in a active market were classified as Level 3, these and are composed of complex derivatives.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended June 30, 2016 and December 31, 2015 classified based on several measurement methods adopted by the Bank to determine fair value:

		6/30/2016
Thousands of Real		Level 1	Level 2	Level 3	Total
Financial assets held for trading		36,712,034	28,636,105	-	65,348,139
Debt instruments		36,383,436	589,315	-	36,972,751
Equity instruments		328,598	43,269	-	371,867
Trading derivatives		-	28,003,521	-	28,003,521
Other financial assets at fair value through profit or loss		1,613,550	82,595	43,782	1,739,927
Debt instruments		1,613,550	82,595	-	1,696,145
Equity instruments		-	-	43,782	43,782
Available-for-sale financial assets		58,781,753	3,854,367	680,499	63,316,619
Debt instruments		58,104,196	3,791,667	-	61,895,863
Equity instruments		677,557	62,700	680,499	1,420,756
Hedging derivatives (assets)		-	222,461	-	222,461
Financial liabilities held for trading		26,158,529	17,595,027	-	43,753,556
Trading derivatives		-	17,595,027	-	17,595,027
Short positions		26,158,529	-	-	26,158,529
Hedging derivatives (liabilities)		-	383,615	-	383,615

		12/31/2015
Thousands of Real		Level 1	Level 2	Level 3	Total (1)
Financial assets held for trading		24,952,744	25,583,987	-	50,536,731
Debt instruments		24,579,100	614,498	-	25,193,598
Equity instruments		373,644	31,329	-	404,973
Trading derivatives		-	24,938,160	-	24,938,160
Other financial assets at fair value through profit or loss		1,420,332	86,238	573,664	2,080,234
Debt instruments		1,420,332	86,238	-	1,506,570
Equity instruments		-	-	573,664	573,664
Available-for-sale financial assets		56,497,320	10,910,469	857,817	68,265,606
Debt instruments		56,250,013	10,853,261	-	67,103,274
Equity instruments		247,307	57,208	857,817	1,162,332
Hedging derivatives (assets)		-	1,312,202	-	1,312,202
Financial liabilities held for trading		20,047,631	22,340,137	-	42,387,768
Trading derivatives		-	22,340,137	-	22,340,137
Short positions		20,047,631	-	-	20,047,631
Hedging derivatives (liabilities)		-	2,376,822	-	2,376,822

(1) In 2015, the Banco Santander conducted a study where the methods were reevaluated by products, which resulted in the reclassification of some financial instruments: Other Financial Assets At Fair Value Through Profit Or Loss - Equity instruments R$7,329 million of level I to level III and Available-For-Sale Financial Assets - Debt instruments R$89,788 million of level III to level II.

The following table shows the changes that occurred during the period of December 31, 2015 and the first semester of 2016 and the period of December 31, 2014 and the first semester of 2015 for level 3:

In thousand of Real	Fair Value 12/31/2015	Gains/ losses (Realized-Not Realized)	Transfers to Level 3	Additions / Low	Fair value 6/30/2016
Other financial assets at fair value through profit or loss	573,664	(5,155)	-	(524,727)	43,782
Available-for-sale financial assets	857,817	4,531	(3,591)	(178,258)	680,499

In thousand of Real	Fair Value 12/31/2014	Gains/ losses (Realized-Not Realized)	Additions / Low	Transfers to Level 3	Fair value 6/30/2015
Financial assets held for trading	9,529	15	(3,329)	-	6,215
Other financial assets at fair value through profit or loss	751,431	(1,430)	(55,218)	-	694,783
Available-for-sale financial assets	577,488	3,493	(13,225)	334,464	902,220

Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate- and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are write-off, whereupon they are charged to the consolidated income statement.

Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued (repealed, expired, sold our no longer meet hedge accounting criteria) the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

k) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

Income tax calculated at the rate of 15% plus a surcharge of 10% levied on the profit, after adjustments determined by tax legislation. The social contribution is calculated at the rate of 20% for financial institutions (15% up to August 2015) and 9% for other companies, levied on the profit, after considering the adjustments determined by tax legislation. The CSLL rate for financial institutions, legal persons of private insurance and capitalization was increased from 15% to 20% for the fiscal period between September 1, 2015 and December 31, 2018, pursuant to Law 13,169/2015 (a result of the conversion into law of Provisional Measure 675/2015).

The expense for corporate income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the current tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Tax assets classified as "Current" are amounts of tax to be recovered within the next twelve months.

“Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Due to the change in social contribution tax rate, the group companies made the remensuration of tax credit assets and deferred liabilities at the rates applicable to the period in which estimates the realization of assets and settlement of liabilities.

Income and expenses recognized directly in stockholders equity are accounted for as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each balance sheets date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Under the current regulation, the expected realization of tax credits based on the Bank's projections of future results and based on technical study.

PIS (Social Integration Program) and COFINS (Tax for Social Security Financing) taxes have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

l) Fee and commission income (Expense)

The Consolidated Income Statements for the first semester of 2015, were reclassified in the amount of R$664,575 between items of income from fees and commissions and expenses from fees and commissions, it was concluded that acts as an agent in certain business activities, according with IAS 18 - Revenue.

2. Basis of consolidation

We highlight below the main controlled entities and investment funds included in the consolidated financial statements of Banco Santander. Similar information regarding companies accounted for under the equity method by the Bank is provided in Note 6.

		Participation %
Directly and Indirectly controlled by Banco Santander (Brasil) S.A.	Activity	Direct	Direct and Indirect
Banco Bandepe S.A.	Bank	100.00%	100.00%
Banco RCI Brasil S.A. (Current Company Name of Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing)	Bank	78.57%	99.99%
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Buying club	100.00%	100.00%
Santander Microcrédito Assessoria Financeira S.A.	Microcredit	100.00%	100.00%
Santander Brasil Advisory Services S.A.	Other Activities	96.58%	96.58%
Atual Companhia Securitizadora de Créditos Financeiros	Securitization	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	99.99%	100.00%
Santander Participações S.A.	Holding	100.00%	100.00%
Getnet S.A. (2)	Payment Institution	88.50%	88.50%
Sancap Investimentos e Participações S.A.	Holding	100.00%	100.00%
Mantiq Investimentos Ltda. (3)	Other Activities	100.00%	100.00%
Santander Brasil EFC	Financial	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance Broker	60.65%	60.65%

Controlled by Santander Serviços
Webcasas S.A.	Other Activities	-	100.00%

Controlled by Getnet S.A.
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	-	100.00%

Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	-	100.00%
Evidence Previdência S.A.	Social Securities	-	100.00%

Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super) (1)	Other Activities	-	100.00%
Olé Consignado (Current Company Name of Banco Bonsucesso Consignado) (4)	Bank	-	60.00%

Controlled by Olé Consignado (Current Company Name of Banco Bonsucesso Consignado)
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	-	100.00%
Bonsucesso Tecnologia Ltda (Current Company Name of BSI Informática Ltda.)	Other Activities	-	100.00%

Directly and Indirectly controlled by Banco Santander (Brasil) S.A.
Santander FIC FI Contract I Referenciado DI	Investment Fund	-	(a)
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund	-	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	-	(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	-	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund	-	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	-	(a)
Santander Fundo de Investimento Financial Curto Prazo	Investment Fund	-	(a)
Santander Fundo de Investimento Capitalization Renda Fixa	Investment Fund	-	(a)
Santander Paraty QIF PLC	Investment Fund	-	(a)

(a)Company over which the Bank is exposed, or has rights, to variable returns and have the ability to affect those returns through the power of decision, in accordance with IFRS 10 - Consolidated Financial Statements. Banco Santander and its subsidiaries holds 100% of the shares of these investment funds.

(1) On January 4, 2016, the Aymoré CFI informed the other shareholders your decision to exercise call option for 50% of the remaining shares owned by the Super. (Note 3.a)
(2) It was approved by Brazil Central Bank in May, 2016, the authorization process for operation of the Company as a payment institution.

(3) On July 14, 2016 it has completed the sales transaction of 100% of the shares representing the capital of Mantiq by Banco Santander and by Santander Participações to Angra Ventures Participações Ltda.

(4) The EGM of March 3, 2016 approved the change of name to Banco Olé Bonsucesso Consignado S.A., the change process has been approved by the Central Bank on June 1, 2016.

3. Change in the scope of consolidation

a) Investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”)

On October 3, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super in R$31,128, through the issuance of 20 million new common shares. Santander Conglomerate controls such company.

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super´s total voting capital its decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

Before the event, qualified Aymoré as Company purchased the remaining equity instruments of Super entity and should therefore consider the paid value of goodwill for expected future profitability (goodwill) as a reduction of shareholders' equity, since, according to the IFRS 10 this transaction is characterized as transactions between partners. For the same reason, the amount paid for the equity value of the interest participation acquired from non-controlling shareholder is a movement among Stockholders' Equity accounts.

b) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Olé Consignado).

On February 10, 2015, with the approval of the BACEN, the transaction was completed and Banco Santander, through Aymoré CFI, became the controlling shareholder of Olé Consignado, with 60% of the total and voting capital through an investment of R$460 million. Banco Bonsucesso remained with the remaining portion of the share capital (40%).

In December 2015, it has completed the study of the allocation of the purchase price (Purchase Price Allocation - PPA) on the acquisition of Bonsucesso by Aymoré, based on acquisition date as below:

	Book value	Fair value
Available-for-Sale Financial Assets	121,468	121,468
Loans and Receivables	508,147	508,147
Others Assets	374,151	374,151
Intangible Assets (3)	-	62,000
Total assets	1,003,766	1,065,766
Financial liabilities	466,162	466,162
Others liabilities	397,604	397,604
Total liabilities	863,766	863,766
Capital increase by Aymore CFI	460,000	460,000
Total of net assets acquired	600,000	662,000
Non-controlling interest (1)		264,800
Total consideration transferred by Aymore to acquire control		460,000
Goodwill (2)		62,800
(1) Amount of non-controlling interests were measured at R$240 million as the proportional value of the net assets of the investee.
(2) Goodwill will be tax deductible under current legislation.
(3) Intangible assets identified relate to brand and customer relationship with estimated useful life of 10 years and 4 years, respectively.

Olé Consignado has become the exclusive vehicle of Banco Bonsucesso and its affiliates for the payroll credit supply in Brazil and should consolidate existing payroll loans at Banco Santander and Banco Bonsucesso, in accordance with the association. Banco Santander will continue to originate from payroll loans through their own channels independently.

In the operation context, it was granted between institutions a put option (right of Olé Consignado to sell) and purchase (right of Banco Santander acquisition), relating to the shares held by Banco Bonsucesso, equivalent to 40% of capital of this company. According IAS 32, it was recognized a financial liability for the amount of R$307 million by the commitment made in relation to the put option, accounted in Shareholders' Equity, the amount of R$67 million and non-controlling interests, the amount of R$240 million.

c) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the formation of a partnership with Hyundai Motor Brasil Montadora de Automóveis Ltda. (Hyundai Motor Brazil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to consumers and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% (fifty percent) of the Aymoré, 25% (twenty five percent) of Hyundai Capital and 25% (twenty five percent) of Hyundai Motor Brazil. The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory approvals, and thus does not change the scope of consolidation on June 30, 2016.

d) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a consequent creation of a Joint Venture

On 24 July 2015, Aymoré CFI and Banco Santander, in furtherance of the partnership entered into between Banque PSA Finance (“Banque PSA”) and Santander Consumer Finance for the joint operation of the vehicle financing business related to PSA brands (Peugeot, Citroën and DS) in Europe, on this date Banco Santander entered into binding agreements for the formation of a financial cooperation in Brazil with Banque PSA to locally offer a range of financial and insurance products to consumers and distributors of the PSA brands. The main vehicle of the financial cooperation shall be Banco PSA Finance Brasil S.A., which shall be held in the proportion of fifty per cent (50%) by Aymoré CFI, and fifty per cent (50%) by Banque PSA. The acquisition shall be carried out for the proportional book value on the closing date. The transaction also contemplates the acquisition, by subsidiaries of Banco Santander, of hundred per cent (100%) of PSA Finance Arrendamento Mercantil S.A. which purchase price shall be equivalent to seventy four per cent (74%) of its book value on the closing date, and, of fifty per cent (50%) of PSA Corretora de Seguros e Serviços Ltda., which purchase price shall be equivalent to the proportional book value on the closing date. The closing of the transaction will be subject to the fulfillment of certain precedent usual conditions in similar transactions, including obtaining the applicable regulatory and anti-trust approvals.

This transaction was approved by Adminsitrative Council for Economic Defense - CADE in September, 2015 and the BACEN in May, 2016 and its closing is still subject to the fulfillment of the other precedent conditions, and thus does not change the scope of consolidation on June 30, 2016.

4. Financial assets

a) Breakdown by Category

The breakdown by nature and category for measurement purpose, of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at June 30, 2016 and December 31, 2015 is as follows:

		6/30/2016
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Held to maturity investments	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	-	-	-	39,649,345	39,649,345
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	39,828,991	39,828,991
Impairment losses (note 4-b.2)	-	-	-	-	(179,646)	(179,646)
Loans and advances to customers	-	-	-	-	236,358,056	236,358,056
Of which:
Loans and advances to customers, gross (1)	-	-	-	-	251,061,527	251,061,527
Impairment losses (note 4-b.2)	-	-	-	-	(14,703,471)	(14,703,471)
Debt instruments	36,972,751	1,696,145	61,895,863	-	14,680,349	115,245,108
Of which:
Debt instruments	-	-	-	-	15,128,317	15,128,317
Impairment losses (note 4-b.2)	-	-	-	-	(447,968)	(447,968)
Equity instruments	371,867	43,782	1,420,756	-	-	1,836,405
Trading derivatives	28,003,521	-	-	-	-	28,003,521
Held to maturity investments	-	-	-	8,977,023	-	8,977,023
Total	65,348,139	1,739,927	63,316,619	8,977,023	290,687,750	430,069,458

		12/31/2015
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Held to maturity investments	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	-	-	-	42,422,638	42,422,638
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	42,601,398	42,601,398
Impairment losses (note 4-b.2)	-	-	-	-	(178,760)	(178,760)
Loans and advances to customers	-	-	-	-	252,033,449	252,033,449
Of which:
Loans and advances to customers, gross (1)	-	-	-	-	267,121,989	267,121,989
Impairment losses (note 4-b.2)	-	-	-	-	(15,088,540)	(15,088,540)
Debt instruments	25,193,598	1,506,570	67,103,274	-	11,812,701	105,616,143
Of which:
Debt instruments	-	-	-	-	11,957,161	11,957,161
Impairment losses (note 4-b.2)	-	-	-	-	(144,460)	(144,460)
Equity instruments	404,973	573,664	1,162,332	-	-	2,140,969
Trading derivatives	24,938,160	-	-	10,097,836	-	35,035,996
Total	50,536,731	2,080,234	68,265,606	10,097,836	306,268,788	437,249,195

(1) On June 30, 2016, the amount recorded in “Loans and advances to customers” related to loan portfolio assigned is R$341,262 (12/31/2015 – R$398,746), and R$344,833 (12/31/2015 – R$387,262) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

b) Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicated in Note 2 of the consolidated financial statements of the Bank for the year ended December 31, 2015, changes in the carrying amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of available-for-sale financial assets, whose changes in value are recognized temporarily in consolidated stockholders' equity under “Other Comprehensive Income”.

Charge or credit to the “Other Comprehensive Income” as a result of the fair value measurement, remain in the Bank's consolidated stockholders' equity until the related assets are write-off, whereupon they are accounted to the consolidated income statement. As part of the process of fair value measurement, when there is objective evidence that the financial instruments are impaired, the amounts are no longer recognized in equity under “Other Comprehensive Income” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

On June 30, 2016 the Bank analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, the total of the changes in the fair value of these assets are presented under “Other Comprehensive Income”. The changes in the balance of valuation adjustments in the interim period are recognized in the Consolidated Statements of Comprehensive Income.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the six-months periods ended June 30, 2016 and 2015 were as follows:

	1/01 to 6/30/2016	1/01 to 6/30/2015
Balance at beginning of the period	15,411,760	13,562,811
Impairment losses charged to income for the period – Loans and receivables	6,351,457	6,558,298
Write-off of impaired balances against recorded impairment allowance	(6,432,132)	(5,785,536)
Balance at end of the period	15,331,085	14,335,573
Recoveries of loans previously charged off	601,844	608,906

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$5,749,613 and R$5,949,392 in the six-months periods ended June 30, 2016 and 2015, respectively.

c) Impaired assets

Detail of the changes in the balance of the financial assets classified as "Loans and advances to customers" considered to be impaired due to credit risk in the six-months periods ended June 30, 2016 and 2015 is as follows:

	1/01 to 6/30/2016	1/01 to 6/30/2015
Balance at beginning of the period	18,599,379	14,011,226
Net additions	6,759,808	7,116,128
Write-off of impaired balances against recorded impairment allowance	(6,432,132)	(5,785,536)
Balance at end of the period	18,927,055	15,341,818

5. Non-current assets held for sale

Non-current assets held for sale includes foreclosed assets and other tangible assets.

On September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred for this heading whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by IFRS 5. On March 23, 2015, Santander Participações S.A. sold its entire stake in Santos Energy Participações S.A. to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127,012. On the same date Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$120,000. On June 30, 2016, the total of non-current assets held for sale is R$488,583 and the values of liabilities directly associated with non-current assets held for sale are R$1,197.

6. Investments in associates and Joint Ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled: when they possess a shareholders' agreement, which sets the strategic financial and operating decisions requiring the unanimous consent of all investors.

Significant Influence

Banco Santander considers investments classified as significant influence when the Bank is empowered to elect members to the Executive Board.

a) Breakdown

				Participation %
Jointly Controlled by Banco Santander	Activity	Country		6/30/2016	12/31/2015
Banco RCI Brasil S.A.(Current Company Name of RCI Brasil Leasing) (2)	Financial	Brazil		39.89%	39.89%
Norchem Participações e Consultoria S.A.(1)	Other Activities	Brazil		50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (1)	Securitization	Brazil		13.64%	13.64%
Estruturadora Brasileira de Projetos S.A. - EBP (1)	Other Activities	Brazil		11.11%	11.11%

Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)
Webmotors S.A.	Other Activities	Brazil		70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil		19.81%	19.81%

Jointly Controlled by Santander Getnet
iZettle do Brasil Meios de Pagamento S.A. ("iZettle do Brasil”) (1) (3)	Other Activities	Brazil		-	50.00%

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil		21.75%	21.75%

			Investments
				6/30/2016	12/31/2015
Jointly Controlled by Banco Santander				589,214	567,367
Banco RCI Brasil S.A.(Current Company Name of RCI Brasil Leasing) (2)				548,184	526,680
Norchem Participações e Consultoria S.A.				24,572	23,665
Cibrasec - Companhia Brasileira de Securitização (1)				10,235	10,325
Estruturadora Brasileira de Projetos S.A. - EBP (1)				6,223	6,697

Jointly Controlled by Santander Serviços				492,703	476,640
Webmotors S.A.				351,329	339,899
Tecnologia Bancária S.A. - TECBAN (1)				141,374	136,741

Jointly Controlled by Santander Getnet				-	(2,768)
iZettle do Brasil Meios de Pagamento S.A. (1) (3)				-	(2,768)

Significant Influence of Banco Santander				20,173	19,504
Norchem Holding e Negócios S.A. (1)				20,173	19,504
Total				1,102,090	1,060,743

				Results of Investments
		4/01 to 6/30/2016	4/01 to 6/30/2015	1/01 to 6/30/2016	1/01 to 6/30/2015

Jointly Controlled by Banco Santander		15,222	19,641	22,179	38,772
Banco RCI Brasil S.A.(Current Company Name of RCI Brasil Leasing) (2)		14,238	19,084	21,503	39,580
Norchem Participações e Consultoria S.A. (1)		418	475	907	912
Cibrasec - Companhia Brasileira de Securitização (1)		463	109	242	(49)
Estruturadora Brasileira de Projetos S.A. - EBP (1)		103	(27)	(473)	(1,671)

Jointly Controlled by Santander Serviços		6,607	3,579	16,062	16,969
Webmotors S.A.		5,970	5,119	11,430	10,379
Tecnologia Bancária S.A. - TECBAN (1)		637	(1,540)	4,632	6,590

Jointly Controlled by Santander Getnet		331	-	(225)	(491)
iZettle do Brasil Meios de Pagamento S.A. (1) (3)		331	-	(225)	(491)

Significant Influence of Banco Santander		371	395	670	701
Norchem Holding e Negócios S.A. (1)		371	395	670	701
Total		22,531	23,615	38,686	55,951

			6/30/2016
	Total assets	Total liabilities	Total profit (6)
Jointly Controlled by Banco Santander	8,683,521	7,172,646	(21,404)
Banco RCI Brasil S.A.(Current Company Name of RCI Brasil Leasing) (2)	8,464,003	7,133,341	(20,733)
Norchem Participações e Consultoria S.A.(1)	74,497	25,352	1,814
Cibrasec - Companhia Brasileira de Securitização (1)	87,009	11,950	1,777
Estruturadora Brasileira de Projetos S.A. - EBP (1)	58,011	2,003	(4,262)

Jointly Controlled by Santander Serviços	1,597,165	939,347	39,710
Webmotors S.A.	281,388	22,025	16,328
Tecnologia Bancária S.A. - TECBAN (1)	1,315,777	917,321	23,382

Jointly Controlled by Getnet S.A.	-	-	(225)
iZettle do Brasil (1) (3)	-	-	(225)

Significant Influence of Banco Santander	122,280	29,528	3,082
Norchem Holding e Negócios S.A. (1)	122,280	29,528	3,082
Total	10,402,966	8,141,521	21,162

			12/31/2015
	Total assets	Total liabilities	Total profit (6)
Jointly Controlled by Banco Santander	9,170,151	7,772,355	180,663
Banco RCI Brasil S.A.(Current Company Name of RCI Brasil Leasing) (2)	8,941,842	7,727,367	174,629
Norchem Participações e Consultoria S.A.(1)	73,288	25,958	3,953
Cibrasec - Companhia Brasileira de Securitização (1)	92,495	16,775	1,932
Estruturadora Brasileira de Projetos S.A. - EBP (1)	62,526	2,255	149

Jointly Controlled by Santander Serviços	1,532,631	891,471	83,902
Webmotors S.A.	280,683	38,347	36,636
Tecnologia Bancária S.A. - TECBAN (1)	1,251,948	853,124	47,266

Jointly Controlled by Getnet S.A.	20,210	25,747	(2,420)
iZettle do Brasil (1) (3)	20,210	25,747	(2,420)

Significant Influence of Banco Santander	119,687	30,017	6,902
Norchem Holding e Negócios S.A. (1)	119,687	30,017	6,902
Total	10,842,679	8,719,590	269,047

b) Changes

The changes in the balance of this item in the periods ended June 30, 2016 and 2015 were as follows:

Jointly Controlled		1/01 to 6/30/2016	1/01 to 6/30/2015
Balance at beginning of period		1,041,239	1,004,044
Income from companies accounted for by the equity method		38,016	55,250
Disposal (3)		2,662	-
Dividends proposed/received		-	(18,377)
Balance at end of period		1,081,917	1,040,917

Significant Influence
Balance at beginning of period		19,503	19,417
Income from companies accounted for by the equity method		670	701
Dividends proposed/received		-	(1,415)
Balance at end of period		20,173	18,703
(1) Companies delayed by one month for the calculation of equity.

(2) The EGM of 21 July 2015, approved the Company's transformation into a multiple bank, with investment portfolios, leasing and credit, financing and investment and also the change of the name of the Companhia de Arrendamento Mercantil RCI Brasil to Banco RCI Brasil S.A. This process was approved by the BACEN on October 28, 2015.

(3) Investment sold in June 2016.
(*) The Bank does not have collateral with associates and joint ventures.
(**) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

c) Impairment losses

Charge-offs was recorded with respect to investments in associates and joint ventures for the periods ended June 30, 2016 and December 31, 2015.

d) Other information

Details of the principal subsidiaries not consolidated of Banco Santander:

–Banco RCI Brasil S.A.: A company incorporated in the form of corporation headquartered in Parana, is primarily engaged in the practice of loans in order to sustain the growth of automotive brands Renault and Nissan in the Brazilian market by financing the dealer network and the end consumer. It is a financial institution that is part of the RCI Banque Group and the Santander Group, with operations conducted as part of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and other controllers. On July 21, 2015 was approved the Company's transformation into a Multiple Bank, with investment portfolios, leasing and credit, financing and investment and also the change of company name of Companhia de Arrendamento Mercantil RCI Brasil to Banco RCI Brasil S.A. This process was approved by the Central Bank of Brazil on October 28, 2015. On January 29, 2016, the Companhia de Crédito, Financiamento e Investimento RCI Brasil was merged into its subsidiary Banco RCI Brasil S.A., with this process the interest previously held by RCI Brasil went to Banco Santander.

–Webmotors S.A.: A company incorporated in the form of capital company with headquarters in São Paulo and is engaged in the design, implementation and / or availability of electronic catalogs, space, products, services or means of marketing products and / or services related to the automotive industry, on the Internet through the "website" www.webmotors.com.br (owned by Webmotors) or other means related to e-commerce activities and other uses or Internet applications, as well as participation in capital in other companies and the management of business ventures and the like. It is a company of the Economic Conglomerate - Financial Santander (Santander Group) andCarsales.com Investments PTY LTD (Carsales), and operations conducted as part of a group of institutions that operate jointly. According to the Shareholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and other controllers.

7. Tangible assets

a) Changes

Tangible assets were acquired in the six-month periods ended June 30, 2016 and 2015 for R$428,430 and R$266,149, respectively. Also, in the six-months ended June 30, 2016 and 2015 there was sale of tangible assets amounting R$7,232 and R$14,552, respectively.

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended June 30, 2016 and 2015.

c) Tangible asset purchase commitments

On June 30, 2016, the Bank does not have contractual commitments for the acquisition of tangible fixed assets.

8. Intangible assets

a) Goodwill

Goodwill is the difference between the acquisition cost and the Bank's participation in the net fair value of assets, liabilities and contingent liabilities of the acquiree. When the difference is negative (negative goodwill), it is recognized immediately through profit or loss. In accordance with IFRS 3 Business Combinations, goodwill is stated at cost and is not amortized but tested annually for impairment or whenever there is an evidence of reduction on the recoverable value of the cash generating unit to which the goodwill was allocated. Goodwill is recognized at cost considering the accumulated  impairment losses. Impairment losses related to goodwill are not reversible. Gains and losses related to the sale of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to impairment test at least annually or in a short period, if any indication of impairment of assets and has been allocated according to the operating segments.

The recoverable goodwill amounts are determined from value in use calculations. For this purpose, we estimate cash flow for a period of 5 years. We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among other, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows, as shown in the table below. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by independent research company or whenever there is evidence of reduction to its recoverable amount, which is reviewed annually or whenever there is an evidence of reduction on its recoverable value and approved by the Executive Board.

Based on the assumptions described above management has not identified any evidence of impairment.(3)

	6/30/2016	12/31/2015
Breakdown/Operating segments:
Banco ABN Amro Real S.A. (Banco Real)/Banco Comercial	27,217,565	27,217,565
Olé Consignado (Current Company name of Banco Bonsucesso Consignado)	62,800	62,800
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super)	13,050	13,050
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	1,039,304	1,039,304
Total	28,332,719	28,332,719

	Commercial Bank
		12/31/2015
Key assumptions:
Basis for determining the recoverable amount	Value in use: cash flows
Period of the projections of cash flows (1)		5 years
Perpetual growth rate		7.5%
Discount rate (2)		15.2%

(1) Cash flow projections are based on national budget and management's growth plans, considering historical data, expectations and market conditions such as industry growth, interest rates and inflation.

(2) The discount rate is calculated based on the pricing model of capital assets (CAPM). The discount rate before tax is 20.11%.

(3) The base date of the impairment test is 12/31/2015, since the end of each reportable period or whenever there is any indication of impairment loss, goodwill is tested for impairment (test recoverability).

b) Other intangible assets

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

With finite lives:	Estimated Useful Life	6/30/2016	12/31/2015
IT developments	5 years	5,531,759	5,202,500
Other assets	Up to 5 years	399,442	397,716
Amortization		(3,255,712)	(3,115,773)
Provision for impairment losses		(991,909)	(1,003,500)
Total		1,683,580	1,480,943

9. Financial liabilities

a) Breakdown by category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, as at June 30, 2016 and December 31, 2015 is as follows:

	6/30/2016
	Trading Financial Liabilities	Financial Liabilities at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	63,197,185	63,197,185
Customer deposits	-	245,142,156	245,142,156
Marketable debt securities	-	95,093,892	95,093,892
Trading derivatives	17,595,027	-	17,595,027
Subordinated liabilities	-	8,674,897	8,674,897
Short positions	26,158,529	-	26,158,529
Debt Instruments Eligible to Compose Capital	-	8,185,205	8,185,205
Other financial liabilities	-	29,611,008	29,611,008
Total	43,753,556	449,904,343	493,657,899

	12/31/2015
	Trading Financial Liabilities	Financial Liabilities at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	69,451,498	69,451,498
Customer deposits	-	243,042,872	243,042,872
Marketable debt securities	-	94,658,300	94,658,300
Trading derivatives	22,340,137	-	22,340,137
Subordinated liabilities	-	8,097,304	8,097,304
Short positions	20,047,631	-	20,047,631
Debt Instruments Eligible to Compose Capital	-	9,959,037	9,959,037
Other financial liabilities	-	32,072,645	32,072,645
Total	42,387,768	457,281,656	499,669,424

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

		6/30/2016	12/31/2015
Demand deposits (1)		97,211	144,596
Time deposits (2)		45,662,114	55,795,205
Repurchase agreements		17,437,860	13,511,697
Of which:
Backed operations with Private Securities (3)		104,718	84,573
Backed operations with Government Securities		17,333,142	13,427,124
Total		63,197,185	69,451,498
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lendings, locally and abroad, and other foreign credit.
(3) Refers primarily to repurchase agreements backed by debentures own issue.

b.2) Customer deposits

		6/30/2016	12/31/2015
Demand deposits
Current accounts (1)		15,295,947	15,579,923
Savings accounts		34,516,967	35,984,838
Time deposits		85,054,282	89,986,025
Repurchase agreements		110,274,960	101,492,086
Of which:
Backed operations with Private Securities (2)		60,074,601	61,173,979
Backed operations with Government Securities		50,200,359	40,318,107
Total		245,142,156	243,042,872
(1) Non-interest bearing accounts.
(2) Refers primarily to repurchase agreements backed by debentures own issue.

b.3) Debt securities

						6/30/2016	12/31/2015
Real estate credit notes - LCI (1)						22,884,318	23,795,322
Bonds and other securities						5,729,204	13,465,373
Treasury Bills (3)						61,083,214	55,300,989
Agribusiness credit notes - LCA (2)						5,397,156	2,096,616
Total						95,093,892	94,658,300

(1) LCI´s are fixed income securities underlied to mortgage loans and collateralized by mortgage or chattel mortgage on property. On June 30, 2016, there are maturities between 2016 to 2020 (12/31/2015 - there are maturities between 2016 to 2020).

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed at 90.0% to 98.0% of CDI. On June 30, 2016, they have maturities between 2016 to 2018 (12/31/2015 - they have maturities between 2016 to 2018).

(3) The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On June 30, 2016, they have a maturity between 2016 to 2025 (12/31/2015 - they have a maturity between 2016 to 2025).

The changes in the balance of Marketable debt instruments in the six-months periods ended June 30, 2016 and 2015 were as follows:

						1/01 to 6/30/2016	1/01 to 6/30/2015
Balance at beginning of the period						94,658,300	70,355,249
Issues						28,867,361	46,448,015
Payments						(33,476,449)	(37,751,574)
Interest						5,980,494	4,415,430
Exchange differences and other						(935,814)	2,210,316
Balance at end of the period						95,093,892	85,677,436

The Composition of "Eurobonds and other securities" is as follows:

					Interest	6/30/2016	12/31/2015
	Issuance		Maturity	Currency	Rate (p.a.)	Total	Total
Eurobonds	jan and jun - 11		jan - 16	US$	4.3%	-	3,268,431
Eurobonds	feb and sep - 12		feb - 17	US$	4.6%	4,079,615	5,025,982
Eurobonds (1)	mar and may - 13		mar - 16	R$	8.0%	-	1,255,841
Eurobonds (1)	apr - 12		apr - 16	CHF	3.3%	-	603,889
Eurobonds (1)		apr-12	apr-16	CLP	4.6%	-	135,388
Eurobonds		oct-14	oct-16	US$	2.0%	-	102,708
Eurobonds (1)		sep-14	sep-16	JPY	1.8%	34,452	35,743
Eurobonds		dec-15	jul-16	US$	2.7%	162,336	195,254
Eurobonds		dec-15	jun-16	EUR	1.0%	-	170,053
Eurobonds		jun-15	jan-16	US$	1.1%	-	173,487
Eurobonds		jul-15	jan - 16	US$	1.1%	-	839,956
Eurobonds		aug-15	feb - 16	US$	1.2%	-	510,082
Eurobonds		aug-15	feb - 16	US$	1.1%	-	291,345
Eurobonds		apr-16	oct-16	US$	1.0%	112,746	-
Eurobonds		apr-16	apr-17	US$	1.0%	108,205	-
Eurobonds		jun-16	jun-17	US$	1.0%	463,465	-
Other						768,385	857,214
Total						5,729,204	13,465,373

(1) On December 31, 2015 R$1,995,118 in cash flow hedge operations, being R$603,889 indexed on foreing currency - Swiss Franc, R$135,388 in Chilean Peso, R$1,255,841 indexed in Real and on June 30, 2016 the value of R$34,452 (12/31/2015 - R$35,743) for fair value hedge operations indexed to foreing currency - YEN (note 17.b)

On June 30, 2016 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

b.4) Subordinated liabilities

The Composition of "Subordinated Liabilities" is as follows:

						6/30/2016	12/31/2015
	Issuance		Maturity(1)	Issuance Value	Interest Rate (p.a.)	Total	Total
Subordinated Liabilities	jun - 06		jul - 16	R$1,500	105.0% CDI	4,492,929	4,196,347
Subordinated Liabilities	oct - 06		sep - 16	R$850	104.5% CDI	2,426,209	2,266,789
Subordinated Liabilities	jul to oct - 06		jul - 16 to jul - 18	R$447	104.5% CDI	1,317,044	1,230,505
Subordinated Liabilities	may - 08		may - 15 to may - 18	R$283	CDI (2)	91,362	114,467
Subordinated Liabilities	may to jun - 08		may - 15 to jun - 18	R$268	IPCA (3)	347,353	289,196
Total						8,674,897	8,097,304
(1) Subordinated Deposit Certificates issued by Banco Santander with yield paid at the end of the term together with the principal.
(2) Indexed to 100% and 112% of the CDI.
(3) Indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.4% p.a.

Changes in the balance of "Subordinated liabilities" in six-months period ended June 30, 2016 and 2015 were as follows:

					1/01 to 6/30/2016	1/01 to 6/30/2015
Balance at beginning of the period					8,097,304	7,294,077
Payments					-	(216,075)
Interest					577,593	468,447
Balance at end of the period					8,674,897	7,546,449

b.5) Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of equity instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan, are as follows:

					6/30/2016	12/31/2015
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.) (3)		Total
Tier I (1)	jan-14	no maturity (perpetual)	R$3,000	7.4%	4,063,064	4,943,194
Tier II (2)	jan-14	jan-24	R$3,000	6.0%	4,122,141	5,015,843
Total					8,185,205	9,959,037
(1) Interest quarterly paid from April 29, 2014.
(2) The interest payable semiannually from July 29, 2014.
(3) The effective interest rate, considering the income tax source assumed by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

Changes in the balance of "Debt Instruments Eligible to Compose Capital" in six-months period ended June 30, 2016 and 2015 were as follows:

					1/01 to 6/30/2016	1/01 to 6/30/2015
Balance at beginning of the period					9,959,037	6,773,312
Interest payment Tier I (1)					139,896	35,271
Interest payment Tier II (1)					112,590	108,993
Foreign exchange variation/Others					379,968	1,162,044
Payments of interest - Tier I					(1,209,543)	(53,374)
Payments of interest - Tier II					(1,196,743)	(115,633)
Balance at end of the period					8,185,205	7,910,613
(1) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II was recorded against income for the period as "Interest expense and similar charges".

10. Provisions

a) Breakdown

					6/30/2016	12/31/2015
Provisions for pension funds and similar obligations					2,775,353	2,696,653
Provisions for judicial and administrative proceedings, commitments and other provisions					8,964,330	8,713,024
Judicial and administrative proceedings under the responsibility of former controlling stockholders					819,518	789,974
Judicial and administrative proceedings					7,022,486	7,000,680
Of which:
Civil					2,153,183	1,986,602
Labor					2,360,746	2,501,426
Tax and Social Security					2,508,557	2,512,652
Other provisions					1,122,326	922,370
Total					11,739,683	11,409,677

b) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation loss of company stock businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of lawsuits whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

b.1) Lawsuits and Administrative Tax and Social Security

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$3,151,566 (12/31/2015 - R$3,015,147): Banco Santander and its companies filed lawsuits seeking to invalidate the provisions of Law 9,718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by "Superior Tribunal Federal" - "STF" "Supreme Court" decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods. On April 23, 2015, Supreme Court decision was published admitting the extraordinary resort interposed by the Union related to PIS and denying the proceed for the extraordinary resort interposed by Public Ministry concerning to the Cofins,in this case, been exclusively applicable to Banco Santander suit. On May 28, 2015 in Supreme Court’s plenary session, the inadmissibility of extraordinary resort related to Cofins was confirmed in a unanimous decision, that denied the provision of Special Resort interposed by Public Ministry. With this decision, the Cofins plea is decided, prevailing the Fourth Area Federal Regional Court’s judgment, from August 2007, propitiousness for Banco Santander. On August 19, 2015, the declaration of embargoes presented by Public Ministry were rejected unanimously at the plenary session of the Supreme Court. According to the legal advisor’s evaluation, the appreciation of Ban’s Resolution is very far for happen to change the decision’s content, handed down by the Supreme Court’s plenary. There are still pending of final judgment by the Supreme Court the Banco Santander PIS chargeability, as well as the PIS and Cofins chargeability’s from other controlled subsidiaries. In 2015 , based on STF's decision, Banco Santander recorded the reversal of provisions made to cover the legal liabilities related to Cofins, amounting R$7,950 million (R$4,770 million, after tax effects).

• Increase in CSLL tax rate - R$816,465 (12/31/2015 - R$795,859) – The Bank and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, which subsequently became Law 11.727/2008, in April 2008. Judicial proceedings are pending of judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

• CSLL - equal tax treatment - R$53,246 (12/31/2015 - R$52,268) - The Bank and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

• Tax on Services for Financial Institutions (ISS) - R$826,356 (12/31/2015 - R$755,211): The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

• Social Security Contribution (INSS) - R$337,844 (12/31/2015 - R$527,111): The Bank and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$673,698 (12/31/2015 – R$657,750) : In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and DTVM had obtained a non favorable decision at CARF. On July 3rd , 2015 Bank and Produban Serviços de Informática S.A. (actual Santander DTVM company name) filed lawsuit aiming to cancel both tax charges, on June 30, 2016 amounting R$1,349 million. Based on the assessment of legal counsel, provision was made to cover the probable loss in the lawsuit.

b.2) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

b.3) Civil judicial and administrative proceedings

These provisions are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main lawsuits classified as probable loss are described below:

Lawsuits for indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average losses of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Tribunal da Justiça (STJ - Justice Superior Court) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. However, the assessment of this question is paralyzed in the Supreme Court for lack of quorum, considering that some of his ministers declared themselves unable to judge the matter and therefore is likely to judgment remains paralyzed for several years yet. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the STF regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision not handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of 5 years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

b.4) Civil, labor, tax and social security contingencies classified as possible loss risk

Refer to judicial and administrative proceedings involving civil, labor, tax and social security matters assessed by the legal counsels as possible loss risk, which were not being accrued as a provision.

Tax lawsuits classified as possible loss risk, totaled R$14,451 million, including the following main lawsuits:

• Credit Losses - The Bank and its companies challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities IRPJ and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of June 30, 2016 the amount related to this challenge is approximately R$746 million.

• INSS on Profit Sharing Payments (“PLR”) – The Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of June 30, 2016 amounts related to these proceedings totaled approximately R$2,843 million.

• IRPJ and CSLL - Capital Gain - The Federal Revenue Service of Brazil issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A., successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain was taxed properly. We partially favor the decision by CARF for give voluntary part appeal to delete the fine craft and interest on this fine. This decision may be appealed. The Banco Santander is responsible for any adverse outcome in this process as Former Controller of Stockholders Zurich Santander Brasil Seguros e Previdência S.A. As of June 30, 2016 the amount related to this proceeding is approximately R$270 million.

• Goodwill amortization of Banco Real – The Brazilian Federal Revenue issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the base period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notices was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. On June 30, 2016, the figure was R$1,211 million.

• Goodwill amortization of Banco Sudameris – The Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related period of 2007 to 2012. Banco Santander timely presented their appeals, which are pending. On June 30, 2016, the figure was R$542 million.

The labor lawsuits classified as possible loss risk totaled R$90 million, excluding the lawsuit below:

• Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the STF upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the STF for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss risk totaled R$1,941 million, the main lawsuit as follows:

Indemnity lawsuit arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça)

Indemnity lawsuit related to custody services - provided by Banco Santander (Brasil) S.A. at an early stage and still not handed down;

Lawsuit arising out of a contractual dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

b.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$815,271, R$718 and R$3,529 (12/31/2015 - R$785,837, R$890 e R$3,247), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

11. Stockholders Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require shareholders` approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

	Thousand shares
	6/30/2016			12/31/2015
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	79,589	105,062	184,651	56,305	81,278	137,583
Foreign Residents	3,771,382	3,607,049	7,378,431	3,794,666	3,630,833	7,425,499
Total	3,850,971	3,712,111	7,563,082	3,850,971	3,712,111	7,563,082
(-) Treasury shares	(24,506)	(24,506)	(49,012)	(20,218)	(20,218)	(40,436)
Total outstanding	3,826,465	3,687,605	7,514,070	3,830,753	3,691,893	7,522,646

b) Dividends and interest on capital

According to the Bank’s bylaws, shareholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend have been and will continue to be calculated and paid in accordance with Brazilian Corporate Law.

Prior to the annual shareholders meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) balance sheets or earning reserves shown in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, provided that the total dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

			6/30/2016
			Thousands of Reais	Real per Thousand Shares / Units
				Common	Preferred	Units
Interest on Capital (1) (2)			500,000	63.4290	69.7719	133.2009
Total on June 30, 2016			500,000
(1) Established by the Board of Directors in June 2016, Common Shares- R$53.9146, preferred - R$59.3061 and Units - R$113.2207 net of taxes.
(2) The amount of Interest on Capital will be fully input into the mandatory dividends for the year 2016 and will be paid from August 26, 2016 without any compensation as monetary correction.

			12/31/2015
			Thousands of Reais	Real per Thousand Shares / Units
				Common	Preferred	Units
Intercalary Dividends (1) (3)			150,000	18.9474	20.8421	39.7895
Interim Dividends (2) (4)			3,050,000	385.8116	424.3927	810.2043
Intercalary Dividends (3) (7)			1,600,000	202.7412	223.0153	425.7564
Interest on Capital (4) (7)			1,400,000	177.3985	195.1384	372.5369
Total on December 31, 2015			6,200,000
(1) Established by the Board of Directors in March 2015.
(2) Established by the Board of Directors in September 2015.
(3) Established by the Board of Directors in December 2015.
(4) Established by the Board of Directors in December 2015, Common Shares - R$150.7887, preferred - R$165.8676 and Units - R$316.6563 net of taxes.

(5) The amount of the interim dividend were fully attributed to supplementary and mandatory dividends, respectively, for the year 2015 and were paid from August 28, 2015, without any compensation to the restatement.

(6) The amount of the interim dividend were fully attributed to supplementary and mandatory dividends, respectively, for the year 2015 and were paid from October 05, 2015, without any compensation to the restatement.

(7) The amount of the interim dividends and interest on capital were fully input into the mandatory dividends for the year 2015 and were be paid from February 25, 2016, without any compensation as monetary correction.

c) Treasury Shares

In the meeting held on November 3, 2015, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2015, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 39,391,314 Units, representing 39,391,314 common shares and 39,391,314 preferred shares, or the ADRs, which, on October 31, 2015, corresponded to approximately 1.04% of the Bank’s share capital. On September 30, 2015, the Bank held 393,913,149 common shares and 421,717,564 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans.

The term of the Buyback Program is 365 days counted from November 4, 2015, and it will expire on November 4, 2016.

		6/30/2016		12/31/2015
	Quantity		Quantity
	Units	ADRs	Units	ADRs
Treasury shares at beginning of the period	7,080,068	13,137,665	16,531,177	13,080,565
Shares Acquisitions	9,758,800	-	13,873,413	57,100
Cancellation of ADRs (1)	13,137,665	(13,137,665)	-	-
Cancellation of Shares (2)	-	-	(18,878,954)	-
Payment - Share-based compensation	(5,470,623)	-	(4,445,568)	-
Treasury shares at end of period	24,505,910	-	7,080,068	13,137,665
Balance of Treasury Shares in thousands of reais (2) (3)	R$ 448,966	R$ -	R$ 106,764	R$ 317,094

Cost/Market Value	Units	ADRs	Units	ADRs
Minimum cost	R$ 7.55	US$ 4,37	R$ 11.01	US$ 4,37
Weighted average cost	R$ 15.11	US$ 6,17	R$ 14.28	US$ 6,17
Maximum cost	R$ 18.98	US$ 10,21	R$ 18.51	US$10,21
Market value	R$ 18.18	US$ 5,70	R$ 16.04	US$ 3,89
(1) In January 2016 was the transformation of all ADRs that were held in treasury for UNIT's.

(2) Extraordinary General Meeting held on December 14, 2015 the cancellation of 18,878,954 Units was approved (18,878,954 18,878,954 ON and PN totaling 37,757,908 treasury shares) equivalent to R$268,573.

(3) The total number of treasury shares on June 30, 2016 is R$449,086 (12/31/2015 - R$423,953) and includes issuance costs amounting to R$120 (12/31/2015 - R$95).

Additionally, during the period of three-months ended in June 30, 2016, treasury shares were traded, that have resulted in loss of R$5,964 (12/31/2015 - loss of R$3,918) recorded directly in equity in capital reserves.

12. Income Tax

The total charge for the year can be reconciled to the accounting profit as follows:

Thousands of Real			1/01 a 6/30/2016	1/01 a 6/30/2015
Profit before Tax			12,991,655	758,083
Interest on capital (1)			(500,000)	-
Profit before Tax			12,491,655	758,083
Tax (25% of Income Tax and 20% of Social Contribution in 2015 and 15% in 2014 and 2013)			(5,621,245)	(303,233)
PIS and COFINS (net of income tax and social contribution) (2)(7)			(988,790)	828,512
Permanent differences:
Equity instruments			17,409	22,381
Goodwill(3)			(368,947)	(759,986)
Exchange variation - foreign operations (4)			(3,596,047)	2,023,662
Adjustments:
IR/CS Constitution on temporary differences (5)			691,648	7,385
CSLL Tax rate differential effect (6)			(375,365)	(10,204)
Others Adjustments			896,148	4,003,097
Income tax and Social contribution			(9,345,189)	5,811,614
Of which:
Current taxes			(3,579,491)	4,435,014
Deferred taxes			(5,765,698)	1,376,600
Taxes paid in the year			(1,677,835)	(310,901)

(1) Amount distributed to shareholders as interest attributable to shareholders’ equity. For accounting purposes, although the interest should be reflected in the statement of income for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity since is considered as dividend.

(2) PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

(3) The difference between the tax basis and accounting basis of goodwill on acquisition of Banco ABN Amro Real S.A. is a difference of a permanent and definitive nature. Administration in this case the possibility of loss on impairment or disposal is remote and only applies to the entity as a whole and according to the characteristics of the business combination performed, it is not possible to segregate and identify the business originally acquired. Therefore deferred tax liability is not record.

(4) Permanent difference related of foreign currency exchange variation on investments abroad nontaxable/deductible (see details below).
(5) In 2015, includs the increase in CSLL tax rate
(6) Effect of rate differences for the other non-financial corporations, which the social contribution tax rate is 9%.

Cofins (7)

In June 2015, Banco Santander recorded the reversal of legal liabilities (recorded under tax liabilities - current) amounting R$7,950 million related to Cofins. On the Consolidated Income Statements "Interest expense and similar charges" amounting R2,057 million and "Income Taxes", amounting to R$5,893 million. Such gain taxed at the current rates of IR and CSLL, resulted in a R$3,180 of tax expense also recorded in "Income taxes."

With this decision handed down on the lawsuits , the Bank also recognizes the right to offset COFINS paid in the period 1999-2006, under the Income taxes of R$381,597 and under Interest and similar income update as to tax offset the amount of R$383,560. The amount of taxes on these revenues amounted to R$306,102.

Hedge of Investments abroad

Banco Santander operate a branch in the Cayman Islands and Santander Brasil EFC which used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us, which are extended to our customers for working capital and trade-related financings.

The functional currency of Santander EFC is the euro, so the exchange rate differences generated for converting that investment to the real are recorded in "Other comprehensive income". In the case of the Cayman branch, its functional currency is the real. Thus, the foreign exchange differences of operations that are carried out in US dollars are recorded as a result.To hedge exposure to foreign exchange variations, the Bank uses derivative. According to Brazilian tax rules, gains or losses resulting from the impact of the appreciation or depreciation of the real on foreign investment are not taxable for PIS purposes / COFINS / IR / CSLL, while gains or losses from derivatives used as hedges are taxable. The purpose of these derivatives is to protect the net result after tax. Whereas the effect of exchange rate changes are not taxable, and the effect of changes in these derivatives suffer taxation, the notional of the derivative contracts is greater than the amount of net assets protected.

In the case of Santander EFC, the Bank uses hedge accounting (Net Investment Hedge). Changes in the value of derivatives, as well as related tax effect, are recorded in other comprehensive income, offsetting the exchange differences produced by the conversion of the investment for real when the hedges are effective.

In the case of the Cayman Islands branch, the Bank does not use hedge accounting. Exchange differences of operations in dollars and the effects of derivatives used for economic protection (futures contracts) are recorded in income. The different tax treatment of such exchange differences result in volatility in Income (Loss) Operating Before Tax and Tax on income account. Exchange rate variations recorded in results from operations in dollars in the Cayman branch in the six months ended June 30, 2016, resulted in a loss of R$7,256 million. On the other hand, contracts for derivatives contracted to cover these positions generated a gain in earnings account (losses) on financial assets and liabilities of R$13,836 million. The tax effect of these derivatives impacted the line Income taxes, generating a tax loss of R$6,580 million consisting of R$643 million PIS / COFINS and R$5,937 million IR and CSLL.

13. Breakdown of income accounts

a) Personnel expenses

	4/01 to 6/30/2016	4/01 to 6/30/2015	1/01 to 6/30/2016	1/01 to 6/30/2015
Wages and salaries	1,282,085	1,146,895	2,572,281	2,263,196
Social security costs	321,233	322,621	575,351	628,574
Benefits	316,942	290,940	637,159	569,604
Defined benefit pension plans	6,117	7,833	12,234	15,674
Contributions to defined contribution pension funds	21,418	19,198	42,698	36,882
Share-based payment costs	630	11,474	19,780	23,509
Training	15,982	24,210	29,499	40,535
Other personnel expenses	38,670	65,281	76,135	108,989
Total	2,003,077	1,888,452	3,965,137	3,686,963

b) Other administrative expenses

	4/01 to 6/30/2016	4/01 to 6/30/2015	1/01 to 6/30/2016	1/01 to 6/30/2015
Property, fixtures and supplies	325,502	320,089	650,405	634,174
Technology and systems	308,507	276,847	619,290	559,866
Advertising	122,509	93,503	193,220	146,092
Communications	113,134	121,304	233,413	235,486
Per diems and travel expenses	30,265	38,950	71,653	69,350
Taxes other than income tax	22,286	23,499	32,697	69,805
Surveillance and cash courier services	157,764	139,368	320,956	289,976
Insurance premiums	5,857	5,065	11,605	10,523
Specialized and technical services	439,004	435,137	883,543	841,580
Technical reports	104,804	99,653	211,859	196,363
Other specialized and technical services	334,200	335,484	671,684	645,217
Other administrative expenses	112,500	141,546	220,873	348,455
Total	1,637,328	1,595,308	3,237,655	3,205,307

14. Share-based compensation

Banco Santander has long-term compensation plans linked to the market price of the shares . The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, may also be eligible according to the seniority of the group. For the Board of Directors members in order to be eligible, they are required to exercise Executive Board functions. These amounts are recorded under Other liabilities and personnel expenses (Note 13.a).

a) Local program

The Local Program Banco Santander is divided into two types of independent plans: (i) share purchase plans and (ii) Delivery Plans actions.

The Extraordinary stockholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On 25 October 2011, Banco Santander held an EGM, which approved the grant of the Incentive Long - Term Incentive Plan (SOP 2014) - Investment in Certificates of Deposit Shares ("Units") to certain directors and Managerial level employees of the Bank and companies under its control.

On 29 April, 2013, Banco Santander held an EGM, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates – Units (SOP 2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

(i) Share purchase plans

The purchasing action plans consist of the Option Plans of Purchase Share Deposit Certificates - Units (SOP).

The characteristic of each plan are:

Long-Term Incentive Plan - SOP 2014: It is a 3 year Stock Option Plan. The period for exercise comprises between June 30, 2014 to June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Bank: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Long-Term Incentive Plan – SOP 2013: It is a stock option plan with 3 years of vesting. The period for the exercise comprises between June 30, 2016 to June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

(ii) Stock Delivery Plans

The stock delivery plans consist of the Long Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

PSP Plan: Compensation Plan based on shares settled in cash, with vesting period of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the variable compensation by the Bank to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 01 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants ("fifty percent"), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan – PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the variable compensation by the Bank to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery Units.

a.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

		PSP 2013/ SOP 2013	Plans SOP, PI12 - PSP, PI13 - PSP and PI14 - PSP(1)	SOP 2014 (2)
Total Shareholder Return (TSR) rank		% of Exercisable Shares
1st		100%	50%	100%
2nd		75%	35%	75%
3rd		50%	25%	50%
4th		-	-	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value the following premises was used:

	PSP 2013	PI14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial	Binomial	Binomial
Volatility	40.00%	57.37%	57.37%	57.37%
Probability of Occurrence	60.27%	37.59%	26.97%	43.11%
Risk-Free Rate	11.80%	10.50%	10.50%	11.18%

		SOP 2013	SOP 2014	SOP plan
Method of Assessment		Black&Scholes	Black&Scholes	Binomial
Volatility		40.00%	40.00%	57.37%
Rate of Dividends		3.00%	3.00%	5.43%
Vesting Period		3 years	3 years	3 years
Average Exercise Time		5 years	5 years	3,72 years
Risk-Free Rate		11.80%	10.50%	11.18%
Probability of Occurrence		60.27%	71.26%	43.11%
Fair Value of the Option Shares		R$5,96	R$6,45	R$7,19

The average value of shares SANB11(Shares of the Bank in BM&FBovespa) in the period ended on June 30, 2016 is R$16.32 (12/31/2015 - R$14.96).

In the period ended on June 30, 2016, daily pro-rata expenses amounting R$15,938 (6/30/2015 - expenses of R$6,110), relating to the SOP plan and expenses amounting R$9,798 (6/30/2015 - expenses of R$3,929) relating to the PSP plan. Also recorded in the period a loss with the movement of the market value of the share of the PSP.

	Number of Units	Exercise Price	Year Granted	Employees	Date of Commencement of Period	Expiration Date of Period
Final Balance on December 31, 2014	13,830,464
Cancelled (SOP - 2013) options	(748,408)	14.43	2013	Managers	05/02/13	06/30/18
Cancelled (PSP - 2013) options	(117,453)		2013	Managers	08/13/13	06/30/16
Cancelled (SOP 2014) options	(52,500)	14.31	2011	Managers	10/26/11	06/30/16
Exercised (SOP 2014) options	(248,499)		2011	Managers	10/26/11	06/30/16
Final Balance on December 31, 2015	12,663,604
Cancelled (SOP - 2013) options	(375,403)	12.84	2013	Managers	05/02/13	06/30/18
Granted (SOP - 2013) options	220,606	12.84	2013	Managers	05/02/13	06/30/18
Cancelled (PSP - 2013) options	(49,302)		2013	Managers	08/13/13	06/30/16
Exercised (SOP - 2014) options	(693,230)	12.72	2011	Managers	10/26/11	06/30/16
Final Balance on June 30, 2016	11,766,275
SOP 2014	34,196	12.72	2011	Managers	10/26/11	06/30/16
SOP 2013	9,335,420	12.84	2013	Managers	05/02/13	06/30/18
PSP 2013	2,396,659		2013	Managers	08/13/13	06/30/16
Total	11,766,275

a.2) Global Program

Long-Term Incentive Policy

In 2014, it was released a share delivery plan called Long Term Incentive Global Grant 2014 - ILP CRDIV. This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

Global Plan Fair Value

It was assumed that the grantee will not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

		PI10	PI11	PI12	PI13	PI14
Expected volatility (*)		15.67%	19.31%	42.36%	49.64%	51.35%
Annual dividend yield based on last five years		3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free interest rate (Treasury Bond yield –zero coupon) over the period of the plan		4.50%	4.84%	2.04%	3.33%	4.07%
(*) calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

Global Plan CRD-IV:
				2 years	3 years	4 years
Future income Dividend				11.1%	10.8%	9.5%
Expected Volatility				32.7%	34.7%	36.9%
Volatility comparator				12% -52%	16% - 56%	16% - 52%
Risk-free interest rate				1.7%	2,1%	2,5%
Correlation				0.6	0.6	0.6

The indicator will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (TSR) of the Santander Group with the RTA of fifteen leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification (2015) and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in dollars. If the indicators are reached, the target will be converted to Group's shares awarded in installments in the years 2016, 2017 and 2018, with sale restriction of one (1) year after each delivery.

		Number of Shares	Granted Year	Employees	Data of Commencement of the Period	Data of Expiry of Period

Balance Plans on December 31, 2015		-
Balance Plans on June 30, 2016		1,613,057	2014	Executives

In the period ended June 30, 2016, were not recognized expenses daily pro rata (6/30/2015 - expense amounting to R$6,678), related to costs to the respective dates of the above cycles, for total plans of the Global Program.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b) Referenced Variable Remuneration in Shares

The Annual stockholders’ Meeting of Banco Santander Spain, held on June 11, 2010, approved the new policy for executive compensation through a referenced variable remuneration in shares plan effective for all the companies of the Group, including Banco Santander. This new policy, subject to adjustments applicable to Banco Santander, were approved by Appointment and Compensation Committee and Board of Directors at the meeting held on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of stockholders' via a long-term commitment.

The purpose of the plan is the cash or shares payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the Bank’s compensation policy, based on the future performance of the bank’s shares.

The referenced variable remuneration in shares is within the limits of the overall management compensation approved by Banco Santander's Annual Stockholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE (Extraordinary General Meeting) of June 3, 2013.

On March 18, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE (Extraordinary General Meeting) of April 30, 2015.

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE (Extraordinary General Meeting) of December 14, 2015.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The variable compensation plan Banco Santander has been assessed and became divided into two programs: (i) Collective Identified and (ii) Collective undentified.

a) Identified Collective - Participants of the Executive Committee, Statutory Officers and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares and the remainder will be 100% paid in cash. On the period ended on June 30, 2016, was recorded gains amounting R$5,956 (6/30/2015 - expense of R$2,267), regarding the provision of the deferral plan in shares.

b) Collective Undentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 100% of CDI. On the period ended on June 30, 2016, there were gains of R$53 (6/30/2015 - expenses of R$4,425).

15. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which discrete financial information are available.

Based on these guidelines the Bank has identified, the following reportable operating segments:

• Commercial Banking,

• Global Wholesale Banking,

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The Bank has two segments, the commercial (except for the Corporate Banking business managed globally using the Global Relationship Model) and the Global Wholesale Banking segment includes the Investment Banking and Markets operations, including departments cash and stock trades.

	4/01 to 6/30/2016
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	6,598,773	648,991	7,247,764
Income from equity instruments	40,198	-	40,198
Share of results of entities accounted for using the equity method	22,531	-	22,531
Net fee and commission income	2,336,582	382,617	2,719,199
Gains (losses) on financial assets and liabilities and exchange differences (1)	3,669,695	780,762	4,450,457
Other operating income/(expenses)	(132,807)	5,167	(127,640)
TOTAL INCOME	12,534,972	1,817,537	14,352,509
Personnel expenses	(1,832,547)	(170,530)	(2,003,077)
Other administrative expenses	(1,563,127)	(74,201)	(1,637,328)
Depreciation and amortization	(345,166)	(25,114)	(370,280)
Provisions (net)	(686,017)	(9,531)	(695,548)
Net impairment losses on financial assets	(2,262,005)	(636,802)	(2,898,807)
Net impairment losses on non-financial assets	(6,843)	25	(6,818)
Other financial gains/(losses)	(8,759)	-	(8,759)
PROFIT BEFORE TAX (1)	5,830,508	901,384	6,731,892

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$3,285,380 due to the effects of the valuation of the Real against the US Dollar on June 30, 2016, the Profit before Tax for the Commercial Bank segment was R$2,545,128.

	4/01 to 6/30/2015
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	8,630,599	779,841	9,410,440
Income from equity instruments	73,765	-	73,765
Share of results of entities accounted for using the equity method	23,615	-	23,615
Net fee and commission income	1,993,938	304,102	2,298,040
Gains (losses) on financial assets and liabilities and exchange differences (1)	1,194,880	(67,128)	1,127,752
Other operating income/(expenses)	(109,851)	(5,547)	(115,398)
TOTAL INCOME	11,806,946	1,011,268	12,818,214
Personnel expenses	(1,725,159)	(163,293)	(1,888,452)
Other administrative expenses	(1,533,200)	(62,108)	(1,595,308)
Depreciation and amortization	(381,262)	(30,943)	(412,205)
Provisions (net)	(1,592,191)	55,715	(1,536,476)
Net impairment losses on financial assets	(3,393,493)	(104,900)	(3,498,393)
Net impairment losses on non-financial assets	(937,250)	(93)	(937,343)
Other financial gains/(losses)	29,011	-	29,011
PROFIT BEFORE TAX (1)	2,273,402	705,646	2,979,048

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$882,286 due to the effects of the valuation of the Real against the US Dollar on June 30, 2015, the Profit before Tax for the Commercial Bank segment was R$1,391,116.

	1/01 to 6/30/2016
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	13,388,011	1,455,596	14,843,607
Income from equity instruments	44,105	-	44,105
Share of results of entities accounted for using the equity method	38,686	-	38,686
Net fee and commission income	4,385,708	740,535	5,126,243
Gains (losses) on financial assets and liabilities and exchange differences (1)	6,883,641	1,395,801	8,279,442
Other operating income/(expenses)	(215,076)	(280)	(215,356)
TOTAL INCOME	24,525,075	3,591,652	28,116,727
Personnel expenses	(3,620,458)	(344,679)	(3,965,137)
Other administrative expenses	(3,095,042)	(142,613)	(3,237,655)
Depreciation and amortization	(672,264)	(51,312)	(723,576)
Provisions (net)	(1,474,521)	(19,837)	(1,494,358)
Net impairment losses on financial assets	(4,737,825)	(918,634)	(5,656,459)
Net impairment losses on non-financial assets	(47,308)	(349)	(47,657)
Other financial gains/(losses)	(230)	-	(230)
PROFIT BEFORE TAX (1)	10,877,427	2,114,228	12,991,655

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$6,580,010 due to the effects of the valuation of the Real against the US Dollar on June 30, 2016, the Profit before Tax for the Commercial Bank segment was R$4,297,417.

	1/01 to 6/30/2015
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	14,961,214	1,685,785	16,646,999
Income from equity instruments	80,613	-	80,613
Share of results of entities accounted for using the equity method	55,951	-	55,951
Net fee and commission income	3,949,741	603,072	4,552,813
Gains (losses) on financial assets and liabilities and exchange differences (1)	(3,654,161)	84,452	(3,569,709)
Other operating income/(expenses)	(197,281)	(8,213)	(205,494)
TOTAL INCOME	15,196,077	2,365,096	17,561,173
Personnel expenses	(3,365,695)	(321,268)	(3,686,963)
Other administrative expenses	(3,083,943)	(121,364)	(3,205,307)
Depreciation and amortization	(740,431)	(67,274)	(807,705)
Provisions (net)	(2,216,058)	95,664	(2,120,394)
Net impairment losses on financial assets	(5,652,508)	(480,006)	(6,132,514)
Net impairment losses on non-financial assets	(943,119)	(359)	(943,478)
Other financial gains/(losses)	93,271	-	93,271
PROFIT BEFORE TAX (1)	(712,406)	1,470,489	758,083

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$3,838,267 due to the effects of the devaluation of the Real against the US Dollar on June 30, 2015, the Profit before Tax for the Commercial Bank segment was R$3,126,221.

	6/30/2016
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	533,658,861	71,171,501	604,830,362
Loans and advances to customers	179,968,182	55,772,001	235,740,183
Customer deposits	228,321,799	16,820,357	245,142,156

	12/31/2015
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	524,192,046	81,202,482	605,394,528
Loans and advances to customers	185,371,651	66,661,798	252,033,449
Customer deposits	223,165,976	19,876,896	243,042,872

16. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

The transactions related to the Bank with its related parties for six-months ended June 30, 2016 and December 31, 2015 were as follows:

a) Key-person management compensation

The Board of Directors' meeting, held on March 22, 2016 approved, in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) overall amounting to R$300,000 for the 2016 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal were approved by the extraordinary stockholders' meeting (ESM) held on April 29, 2016.

a.1) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

a.2) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

		1/01 to 6/30/2016	1/01 to 6/30/2015
Fixed compensation		39,617	28,702
Variable compensation		54,589	52,249
Other		7,195	8,087
Total Short-term benefits		101,401	89,038
Share-based payment		-	14,771
Total Long-term benefits		-	14,771
Total (1)		101,401	103,809
(1) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander.

Additionally, in the period of three-months ended June 30, 2016, charges were collected on key-person management compensation amounting R$13,796 (6/30/2015 - R$13,213).

a.3) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - directors, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct ownership interests (common shares and preferred shares):

	6/30/2016
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Banco Santander, S.A. (1)	518,207	13.5%	519,089	14.0%	1,037,296	13.7%
Santander Insurance Holding, S.L. (1)	3,758	0.1%	179	-	3,937	0.1%
Qatar Holding, LLC	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,460	0.1%	3,473	0.1%	6,933	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	175,972	4.6%	203,763	5.5%	379,735	5.0%
Total	3,826,465		3,687,605		7,514,070
Treasury shares	24,506	0.5%	24,506	0.6%	49,012	0.6%
Total	3,850,971	100.0%	3,712,111	100.0%	7,563,082	100.0%
Free Float (2)	387,244	10.0%	415,048	11.2%	802,292	10.6%

	12/31/2015
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Banco Santander, S.A. (1)	518,207	13.5%	519,089	14.0%	1,037,296	13.7%
Santander Insurance Holding, S.L. (1)	3,758	0.1%	179	-	3,937	0.1%
Qatar Holding, LLC	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,066	0.1%	3,088	0.1%	6,154	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	180,654	4.7%	208,436	5.6%	389,090	5.1%
Total	3,830,753		3,691,893		7,522,646
Treasury shares	20,218	0.5%	20,218	0.5%	40,436	0.5%
Total	3,850,971	100.0%	3,712,111	100.0%	7,563,082	100.0%
Free Float (2)	391,532	10.2%	419,336	11.3%	810,868	10.7%
(1) Companies of the Santander Spain Group.
(2) Composed of Employees, Qatar Holding and other.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and under commutativity condition.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

Thousands of Real	6/30/2016
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	14,898,835	908,949	1,087,193
Trading derivatives, net	(375,364)	-	(315,472)
Banco Santander Spain	(375,364)	-	-
Abbey National Treasury Services Plc	-	-	(90,086)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(225,386)
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency
	15,267,704	-	99,264
Banco Santander Spain (3) (5)	15,267,704	-	-
Banco Santander Totta, S.A.	-	-	3,306
Abbey National Treasury Services Plc	-	-	95,796
Bank Zachodni	-	-	34
Banco Santander, S.A. – México	-	-	128
Loans and other values with customers	-	-	1,303,401
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	815,846
Santander Brasil Gestão de Recursos Ltda	-	-	169
BW Guirapá	-	-	487,386
Loans and other values with credit institutions (1)	6,421	907,784	-
Banco Santander Spain	6,421	-	-
Banco RCI Brasil S.A.(Current Company Name of Social da RCI Brasil Leasing) (7)	-	907,784	-
Other Assets	74	1,165	-
Banco Santander Spain	74	-	-
Banco RCI Brasil S.A.(Current Company Name of Social da RCI Brasil Leasing) (7)	-	1,165	-

Liabilities	(8,231,435)	(317,925)	(1,406,898)
Deposits from credit institutions	(112,574)	(105,096)	(1,019,895)
Banco Santander Spain (4)	(112,574)	-	-
Santander Brasil Asset	-	-	(13,886)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(992,606)
Banco Santander, S.A. – Uruguay	-	-	(13,197)
Banco RCI Brasil S.A.(Current Company Name of Social da RCI Brasil Leasing) (7)	-	(105,096)	-
Others	-	-	(206)
Customer deposits	-	(212,829)	(331,606)
ISBAN Brasil S.A.	-	-	(12,901)
Santander Securities Services Brasil Participações S.A.	-	-	(26,947)
Produban Serviços de Informática S.A.	-	-	(13,774)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(34,072)
Santander Brasil Gestão de Recursos Ltda	-	-	(70,871)
Santander Securities Services Brasil DTVM S.A	-	-	(142,754)
Webmotors S.A.	-	(212,829)	-
Other	-	-	(30,287)
Other financeiros- liabilities Dividends and interest on capital payable	(379,507)	-	(108)
Banco Santander Spain	(58,724)	-	-
Grupo Empresarial Santander, S.L. (1)	(120,191)	-	-
Santander Insurance Holding, S.L.	(213)	-	-
Sterrebeeck B.V. (1)	(200,379)	-	-
Banco Madesant - Sociedade Unipessoal, S.A. (Zona Franca da Madeira)	-	-	(108)
Debt Instruments Eligible for Capital	(7,739,354)	-	-
Banco Santander Espanha (2) (6)	(7,739,354)	-	-
Other Liabilities	-	-	(55,289)
Santander Brasil Asset	-	-	(68)
ISBAN Brasil S.A.	-	-	(23,367)
Produban Serviços de Informática S.A. (Produban Espanha)	-	-	(13,737)
Produban Servicios Informaticos Generales, S.L. (Produban Espanha)	-	-	(2,886)
Santander Securities Services Brasil DTVM S.A	-	-	(6,821)
Ingeniería de Software Bancario, S.L.	-	-	(8,410)

Thousands of Real	12/31/2015
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	23,245,276	954,190	805,572
Financial assets for trading - Derivatives net	(265,491)	-	(536,215)
Banco Santander Spain	(265,491)	-	-
Abbey National Treasury Services Plc	-	-	(156,976)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(379,239)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	23,248,821	-	136,634
Banco Santander Spain (3) (5)	23,248,821	-	-
Banco Santander Totta, S.A.	-	-	1,303
Abbey National Treasury Services Plc	-	-	135,165
Bank Zachodni	-	-	101
Banco Santander, S.A. – México	-	-	65
Loans and other values with customers	-	11,112	1,205,153
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	753,581
Webmotors S.A.	-	11,112	-
Santander Brasil Gestão de Recursos Ltda	-	-	186
BW Guirapá	-	-	451,386
Loans and other values with credit institutions (1)	26,414	940,236	-
Banco Santander Spain	26,414	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	939,861	-
Banco RCI Brasil S.A.(Current Company Name of Social da RCI Brasil Leasing) (7)	-	375	-
Other Assets	235,532	2,842	-
Banco Santander Spain	235,532	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	2,276	-
Banco RCI Brasil S.A.(Current Company Name of Social da RCI Brasil Leasing) (7)	-	566	-

Liabilities	(12,155,786)	(255,330)	(937,572)
Deposits of Brazil Central Bank and deposits of credit institutions	(219,037)	(37,796)	(650,620)
Banco Santander Spain (4)	(219,037)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(31,656)	-
Santander Brasil Asset	-	-	(12,360)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(616,399)
Banco Santander, S.A. – Uruguay	-	-	(20,533)
Banco RCI Brasil S.A.(Current Company Name of Social da RCI Brasil Leasing) (7)	-	(6,140)	-
Others	-	-	(1,328)
Marketable debt securities	(12,416)	-	-
Banco Santander Spain	(12,416)	-	-
Customer deposits	-	(217,534)	(285,870)
ISBAN Brasil S.A.	-	-	(43,842)
Santander Securities	-	-	(679)
Produban Serviços de Informática S.A.	-	-	(29,993)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(109,506)
Santander Brasil Gestão de Recursos Ltda	-	-	(72,182)
Webmotors S.A.	-	(217,534)	-
Other	-	-	(29,668)
Other Liabilities - Dividends and Interest on Capital Payable	(2,488,510)	-	(705)
Banco Santander, S.A. – Espanha	(385,067)	-	-
Grupo Empresarial Santander, S.L. (1)	(788,119)	-	-
Santander Insurance Holding, S.L.	(1,398)	-	-
Sterrebeeck B.V. (1)	(1,313,926)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(705)
Other Liabilities	-	-	(377)
Santander Brasil Asset	-	-	(68)
ISBAN Brasil S.A.	-	-	(309)
Other - Debt Instruments Eligible for Capital	(9,435,823)	-	-
Banco Santander Espanha (2) (6)	(9,435,823)	-	-

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) On June 30, 2016, includes to the cash of R$673,138 (12/31/2015 - R$1,866,683).

(4) On June 30, 2016, refers to raising funds through operations transfers abroad amounting R$112,574 (12/31/2015 - R$219,037), with maturity until October, 2018 and interest between 0.56% and 14.03% p.a.

(5) On June 30, 2016, includes to investments in foreign currency (applications overnight): maturing on July 1, 2016 the amount of R$14,308,910 (12/31/2015 - R$20,699,539) and up to interest 0.17% p.a., held at Santander Estabelecimento Financeiro de Crédito, Banco Santander Brasil and its Agency Grand Cayman.

(6) Refers to the share acquired by the controller with the PR Optimization Plan held in the first half of 2014.
(7) In February, 2016 the Cia de Crédito, Financiamento e Investimentos Renault was acquired by Banco RCI Brasil.

Thousands of Real	1/01 to 6/30/2016
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(337,903)	58,620	530,089
Interest and similar income - Loans and amounts due from credit institutions	22,437	68,522	204
Banco Santander Spain	22,437	-	-
Abbey National Treasury Services Plc	-	-	204
Banco RCI Brasil S.A.(Current Company Name of Social da RCI Brasil Leasing) (4)	-	68,522	-
Interest expense and similar charges - Customer deposits	-	(14,041)	(20,064)
ISBAN Brasil S.A.	-	-	(1,776)
Santander Brasil Gestão de Recursos Ltda	-	-	(6,678)
Webmotors S.A.	-	(14,041)	-
Santander Securities Services Brasil Participações S.A.	-	-	(1,504)
Santander Securities Services Brasil DTVM S.A	-	-	(9,035)
Produban Serviços de Informática S.A.	-	-	(885)
Others	-	-	(186)
Interest expense and similar charges - Deposits from credit institutions	(249)	(6,459)	(63,097)
Banco Santander Spain	(249)	-	-
Banco RCI Brasil S.A.(Current Company Name of Social da RCI Brasil Leasing) (4)	-	(6,459)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(62,189)
Santander Asset Management, S.A. SGIIC.	-	-	(908)
Fee and commission income (expense)	(334)	10,598	966,401
Banco Santander Spain	(334)	-	-
Banco RCI Brasil S.A.(Current Company Name of Social da RCI Brasil Leasing) (4)	-	10,163	-
Banco Santander International	-	-	12,721
Webmotors S.A.	-	435	-
Zurich Santander Brasil Seguros S.A.	-	-	133,739
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	816,880
Other	-	-	3,061
Debt Instruments Eligible to Compose Capital	(188,080)	-	-
Banco Santander Spain (2)	(188,080)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	(171,677)	-	167,529
Banco Santander Spain	(171,677)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	125,651
Abbey National Treasury Services Plc	-	-	37,251
Other	-	-	4,627
Administrative expenses and amortization	-	-	(510,473)
ISBAN Brasil S.A.	-	-	(208,813)
Produban Serviços de Informática S.A.	-	-	(121,080)
ISBAN Chile S.A.	-	-	(364)
Aquanima Brasil Ltda.	-	-	(12,038)
TECBAN - Tecnologia Bancaria Brasil	-	-	(102,316)
Produban Servicios Informaticos Generales, S.L. (Produban Espanha)	-	-	(16,014)
Santander Securities Services Brasil DTVM S.A	-	-	(16,882)
Ingeniería de Software Bancario, S.L.	-	-	(30,870)
Other	-	-	(2,096)
Other Administrative expenses - Donation	-	-	(10,411)
Santander Cultural	-	-	(1,611)
Fundação Santander	-	-	(2,100)
Fundação Sudameris	-	-	(6,700)

Thousands of Real	1/01 to 6/30/2015
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(999,544)	86,188	329,021
Interest and similar income - Loans and amounts due from credit institutions	10,721	84,258	23
Banco Santander Spain	10,721	-	-
Banco RCI Brasil S.A.(Current Company Name of Social da RCI Brasil Leasing) (4)	-	84,258	-
Abbey National Treasury Services Plc	-	-	23
Interest expense and similar charges - Customer deposits	-	(11,328)	(63,696)
ISBAN Brasil S.A.	-	-	(3,301)
Santander Securities	-	-	(50,747)
Santander Brasil Gestão de Recursos Ltda	-	-	(6,964)
Webmotors S.A.	-	(11,328)	-
Produban Serviços de Informática S.A.	-	-	(1,607)
Other	-	-	(1,077)
Interest expense and similar charges - Deposits from credit institutions	(107)	(32)	(1,821)
Banco Santander Spain	(107)	-	-
Banco RCI Brasil S.A.(Current Company Name of Social da RCI Brasil Leasing) (4)	-	(32)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(818)
Santander Asset Management, S.A. SGIIC.	-	-	(1,003)
Fee and commission income (expense)	(14,358)	13,290	936,849
Banco Santander Spain	(14,358)	-	-
Banco RCI Brasil S.A.(Current Company Name of Social da RCI Brasil Leasing) (4)	-	2,014	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	10,775	-
Banco Santander International	-	-	5,358
Webmotors S.A.	-	501	-
Zurich Santander Brasil Seguros S.A.	-	-	117,812
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	809,485
Other	-	-	4,194
Debt Instruments Eligible to Compose Capital	(188,081)	-	-
Banco Santander – Spain (2)	(188,081)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	(807,719)	-	(131,590)
Banco Santander Spain	(807,719)	-	-
Santander Benelux, S.A., N.V.	-	-	92,927
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(183,826)
Abbey National Treasury Services Plc	-	-	(42,565)
Other	-	-	1,874
Administrative expenses and amortization	-	-	(432,568)
ISBAN Brasil S.A.	-	-	(194,412)
Produban Serviços de Informática S.A.	-	-	(102,222)
ISBAN Chile S.A.	-	-	(450)
Aquanima Brasil Ltda.	-	-	(11,288)
TECBAN - Tecnologia Bancaria Brasil	-	-	(64,971)
Produban Servicios Informaticos Generales, S.L. (Produban Espanha)	-	-	(9,296)
Konecta Brazil Outsourcing Ltda	-	-	(21,709)
Ingeniería de Software Bancario, S.L.	-	-	(24,796)
Others	-	-	(3,424)
Other Administrative expenses - Donation	-	-	(12,580)
Santander Cultural	-	-	(4,270)
Fundação Santander	-	-	(1,170)
Instituto Escola Brasil	-	-	(1,140)
Fundação Sudameris	-	-	(6,000)
Income on disposal of non-current assets held for sale not classified as discontinued operations	-	-	34,404
Capital Riesgo Global (3)	-	-	34,404
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) Refers to gain on sale of MS Participações.
(4) In February, 2016 the Cia de Crédito, Financiamento e Investimentos Renault was acquired by Banco RCI Brasil.

17. Other disclosures

a) Transactions and significative events

a.1) Transfer between categories

In the first quarter of 2016, due to the Banco Santander's strategy change, meeting the required in IAS 39, were reclassified from Available Financial Assets for sale - Debt instruments to Loans and Receivables - Debt Instruments the total amount of R$4,562,869.

b) Derivative Financial Instruments

b.1) Derivatives Recorded in Memorandum and Balance Sheets

Summary of Trading Derivative portfolio and Used as Hedge portfolio

Assets					6/30/2016	12/31/2015
Swap Differentials Receivable (1)					15,737,596	22,312,106
Option Premiums to Exercise					1,312,115	895,684
Forward Contracts and Other					11,176,271	3,042,572
Total					28,225,982	26,250,362

Liabilities
Swap Differentials Payable (1)					12,451,643	20,154,760
Option Premiums Launched					1,088,741	827,757
Forward Contracts and Other					4,438,258	3,734,442
Total					17,978,642	24,716,959
(1) Includes swaption and embedded derivatives.

Summary by Category

Trading	6/30/2016			12/31/2015
	Notional	Cost	Market	Notional	Cost	Fair Value
Swap	389,209,761	13,605,763	3,447,107	611,162,351	19,769,817	3,221,966
Asset	201,407,762	24,690,527	25,613,359	315,466,085	37,830,618	38,512,406
CDI (Interbank Deposit Rates)	47,396,908	24,688,555	25,641,973	38,808,344	6,807,759	9,081,792
Fixed Interest Rate - Real	132,444,151	-	-	200,528,046	-	-
Indexed to Price and Interest Rates	2,927,671	-	-	15,491,509	8,561,406	6,421,310
Indexed to Foreign Currency	18,636,439	-	-	60,626,540	22,449,809	23,009,304
Other	2,593	1,972	(28,614)	11,646	11,644	-
Liabilities	187,801,999	(11,084,764)	(22,166,252)	295,696,266	(18,060,801)	(35,290,440)
CDI (Interbank Deposit Rates)	22,708,353	-	-	32,000,584	-	-
Fixed Interest Rate - Real	138,682,104	(6,237,953)	(17,285,890)	218,588,847	(18,060,801)	(35,280,694)
Indexed to Price and Interest Rates	7,157,021	(4,229,350)	(4,115,916)	6,930,103	-	-
Indexed to Foreign Currency	19,253,900	(617,461)	(764,446)	38,176,732	-	(9,746)
Other	621	-	-	-	-	-
Options	142,756,063	420,487	223,374	91,877,351	(62,344)	67,927
Purchased Position	71,375,085	1,132,542	1,312,115	46,024,648	329,328	895,684
Call Option - US Dollar	6,519,077	232,451	287,093	5,018,652	225,226	665,655
Put Option - US Dollar	4,074,781	350,192	436,409	2,735,625	58,884	31,520
Call Option - Other	19,005,229	71,970	120,399	14,106,701	3,089	113,809
Interbank Market	18,060,103	5,122	7,282	13,114,822	3,089	93,435
Other (1)	945,126	66,848	113,117	991,879	-	20,374
Put Option - Other	41,775,998	477,929	468,214	24,163,670	42,129	84,700
Interbank Market	40,487,084	23,998	16,442	23,350,994	27,761	4,558
Other (1)	1,288,914	453,931	451,772	812,676	14,368	80,142
Sold Position	71,380,978	(712,055)	(1,088,741)	45,852,703	(391,672)	(827,757)
Call Option - US Dollar	4,813,058	(185,511)	(247,812)	3,331,244	(184,272)	(596,729)
Put Option - US Dollar	5,981,727	(444,029)	(743,787)	4,402,202	(125,171)	(73,815)
Call Option - Other	24,170,794	(20,970)	(59,976)	14,567,407	(43,313)	(122,683)
Interbank Market	23,415,823	(14,975)	(29,685)	13,730,262	(21,931)	(112,707)
Other (1)	754,971	(5,995)	(30,291)	837,145	(21,382)	(9,976)
Put Option - Other	36,415,399	(61,545)	(37,166)	23,551,850	(38,916)	(34,530)
Interbank Market	35,726,760	(31,167)	(3,191)	23,218,228	(26,314)	(1,615)
Other (1)	688,639	(30,378)	(33,975)	333,622	(12,602)	(32,915)

Trading	6/30/2016			12/31/2015
	Notional	Cost	Market	Notional	Cost	Fair Value
Futures Contracts	177,768,917	-	-	184,191,204	-	-
Purchased Position	32,181,721	-	-	41,186,341	-	-
Exchange Coupon (DDI)	12,315,845	-	-	4,274,352	-	-
Interest Rates (DI1 and DIA)	12,606,968	-	-	22,760,484	-	-
Foreign Currency	5,161,517	-	-	11,710,934	-	-
Indexes (2)	98,441	-	-	577,149	-	-
Other	1,998,950	-	-	1,863,422	-	-
Sold Position	145,587,196	-	-	143,004,863	-	-
Exchange Coupon (DDI)	56,697,307	-	-	58,499,504	-	-
Interest Rates (DI1 and DIA)	77,260,185	-	-	20,836,314	-	-
Foreign Currency	9,785,048	-	-	35,463,589	-	-
Indexes (2)	1,539,750	-	-	500,993	-	-
Treasury Bonds/Notes	304,906	-	-	49,163	-	-
Other	-	-	-	27,655,300	-	-
Forward Contracts and Other	48,107,525	1,840,120	6,738,013	51,051,014	1,032,738	(691,870)
Purchased Commitment	17,934,628	585,404	4,721,098	21,570,405	3,251,537	3,028,038
Currencies	17,435,201	588,603	4,723,346	21,570,405	2,914,197	2,690,632
Other	499,427	(3,199)	(2,248)	-	337,340	337,406
Sell Commitment	30,172,897	1,254,716	2,016,915	29,480,609	(2,218,799)	(3,719,908)
Currencies	28,044,936	1,300,818	1,964,432	29,140,219	(1,895,005)	(3,382,384)
Other	2,127,961	(46,102)	52,483	340,390	(323,794)	(337,524)
(1) Includes stock options, indices and commodities.
(2) Includes Bovespa index and S&P.

b.2) Derivatives Financial Instruments by Counterparty

Notional		6/30/2016				12/31/2015
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		59,926,588	20,436,405	121,044,769	201,407,762	315,466,085
Options		4,282,398	1,677,612	136,796,053	142,756,063	91,877,351
Futures Contracts		-	-	177,768,917	177,768,917	184,191,204
Forward Contracts and Other		33,884,831	8,679,792	5,542,902	48,107,525	51,051,014
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

b.3) Derivatives Financial Instruments by Maturity

Notional					6/30/2016	12/31/2015
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		14,188,788	29,845,355	157,373,619	201,407,762	315,466,085
Options		87,097,034	51,205,930	4,453,099	142,756,063	91,877,351
Futures Contracts		126,925,271	27,243,739	23,599,907	177,768,917	184,191,204
Forward Contracts and Other		25,806,514	18,080,554	4,220,457	48,107,525	51,051,014

b.4) Derivatives by Market Trading

Notional					6/30/2016	12/31/2015
		Stock Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap		128,767,955	68,252,158	4,387,649	201,407,762	315,466,085
Options		137,897,649	4,458,414	400,000	142,756,063	91,877,351
Futures Contracts		177,768,917	-	-	177,768,917	184,191,204
Forward Contracts and Other		-	33,862,610	14,244,915	48,107,525	51,051,014
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

b.5) Accounting Hedge

There are three types of hedging relationships: Fair Value Hedge, Cash Flow Hedge and Hedge of a Net Investment in a Foreign Operation.

Derivatives used as hedge by index are as follows:

Fair Value Hedge

Banco Santander’s fair value strategy consists of hedging exposure to changes in fair value in receivables and interest payments related to recognized assets and liabilities.

The adopted fair value management methodology segregates transactions by risk factor (e.g. BRL/USD foreign exchange risk, fixed Reais interest rate risk, Dolar foreign exchange coupon risk, inflation risk, interest rate risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with internal pre-established limits.

In order to hedge against changes of fair value in receivables and interest payments, Santander uses interest rate Swap contracts related to pre-fixed assets and liabilities.

Banco Santander applies fair value hedges as follows:

• It contracts Foreign Currency + Coupon against % CDI swaps and designates them as a derivative instrument in a Hedge Accounting structure, having funding operations as the hedged item in this relationship, based on the instrument of Assumption of Foreign Currency Debt. The hedging relationships were designated in March 2015 and the related Swaps will mature between July 2016 and 2020.

• It contracts Foreign Currency + Coupon against % CDI swaps (sold jointly to the client) and designates them as a derivative instrument in a Hedge Accounting structure, having foreign currency loans as the hedged item in this relationship. The hedging relationships were designated in January 2016 and the related Swaps will mature between 2016 and 2018.

• Banco Santander has a portfolio of Reais-indexed Assets traded in the Cayman Islands. In the Reais transaction, the value of the Dolar asset will be converted into Reais at the exchange rate in the contract on the date of record of the transaction. After the conversion, the principal, already denominated in Reais will be restated by % CDI or a pre-fixed rate. The Assets will be covered by Cross Currency Swaps in order to transfer the risk in Reais to LIBOR + Coupon. The hedging relationships were designated in October 2015 and the related Swaps will mature between June 2016 and 2021.

• Banco Santander has a portfolio of loan assets issued in foreign currency - Dolar at a fixed rate in the Balance Sheet of the Madrid subsidiary, whose functional currency is the euro. In order to manage this mismatch, the Bank designates each Foreign Currency Floating EUR X Fixed Dolar swap as the fair value hedge of the corresponding loan. The hedging relationships were designated in 2013 and the related Swaps will mature between August 2016 and 2020.

• Banco Santander has a portfolio of private securities indexed to Brazilian inflation (IPCA and IGPM) combined with (IPCA or IGPM) + Coupon against CDI swaps; the Bank designates each Inflation + Coupon against CDI swap as the fair value hedge of the corresponding asset. The hedging relationships were designated between 2012 and 2015 and the related Swaps will mature between June 2016 and 2022.

• Santander has a portfolio of private securities in foreign currency combined with Foreign Currency + Coupon against CDI swaps; the Bank designates each Foreign Currency + Coupon against CDI swap as the fair value hedge of the corresponding asset. The hedging relationships were designated in 2011 and 2012 and the related Swaps will mature between June 2016 and 2019.

• Banco Santander has a portfolio of private securities indexed to the TJLP (Long-term Interest Term) combined with (TJLP) + Coupon against CDI swaps; the Bank designates each TJLP + Coupon against CDI swap as the fair value hedge of the corresponding asset. The hedging relationships were designated between 2012 and 2015 and the related Swaps will mature between June 2016 and 2021.

In order to assess the effectiveness and measure the ineffectiveness of the strategies, the institution complies with international accounting standard IAS 39, which requires that the effectiveness test be performed at the beginning (prospective test) of the hedge structure and be repeated periodically (prospective and retrospective tests) in order to demonstrate that the hedge ratio remains effective.

a) Prospective test: In accordance with the standard, the prospective test must be performed on the inception date and on a quarterly basis in order to demonstrate that the expectations regarding the effectiveness of the hedge ratio are high.

a.1) Initial prospective test (at inception): it is restricted to a qualitative review of the critical terms and conditions of the hedging instrument and the hedged item in order to conclude whether changes in the fair value of the two instruments are expected to fully offset each other.

a.2) Periodic prospective test: the sensitivity of the fair value of the hedged item and the hedging instrument will be periodically computed at a parallel variation of 10 basis points in the interest rate curve. For the purposes of effectiveness, these two sensitivity ratios should be between 80% and 125%.

b) Retrospective test: the retrospective effectiveness test will be performed by comparing the MTM change of the hedging instrument since the inception date with the MTM change of the hedged item since the inception date, excluding the transaction’s liquidity and credit spread:

In fair value hedges, gains or losses, both on hedging instruments and hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated statement of income in the period in which interest receivables (payments) are expected to occur and affect the monthly income statement.

			6/30/2016		12/31/2015
Hedge Structure			Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Fair Value Hedge
Debentures			-	-	10,502	-
Eurobonds			44,591	-	2,051	-
NCE			-	-	53,131	-
Resolution 2770			-	-	35,338	-
Trade Finance Off			4,356	-	11,046	-
Total			48,947	-	112,068	-

Thousands of Real	6/30/2016			12/31/2015
		Adjustment			Adjustment
	Cost	to Market	Fair Value	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	(146,293)	(38,036)	(184,329)	153,812	(66,990)	86,822
Asset	2,126,264	25,263	2,151,527	7,072,924	57,829	7,130,753
CDI (Interbank Deposit Rates) (1) (2) (5) (6)	-	-	-	1,778,699	4,376	1,783,075
Fixed Interest Rate - Real (2) (6)	-	-	-	3,522,475	27,184	3,549,659
Indexed to Foreign Currency - Fixed Interest - US Dollar (5)	4,163	123	4,286	93,682	790	94,472
Indexed to Foreign Currency - USD/BRL - Dollar	1,831,442	3,005	1,834,447	675,929	(10,904)	665,025
Indexed to Foreign Currency - LIBOR - US Dollar (2) (3) (5) (6)	-	-	-	610,661	1,962	612,623
Indexed to Foreign Currency - Euro (5)	256,216	22,049	278,265	355,809	34,347	390,156
Indexed to Foreign Currency - YEN (3)	34,443	86	34,529	35,669	74	35,743
Liabilities	(2,272,557)	(63,299)	(2,335,856)	(6,919,112)	(124,819)	(7,043,931)
Indexed to Foreign Currency - US Dollar (1) (5) (6)	(332,302)	(28,187)	(360,489)	(1,026,611)	(55,892)	(1,082,503)
Indexed to Price Indexes and Interest (2) (6)	(6,535)	3,591	(2,944)	(800,174)	(30,982)	(831,156)
Indexed to Foreign Currency - Fixed Dollar (6)	(2,982)	(72)	(3,054)	-	-	-
CDI (Interbank Deposit Rates) (3) (4)	(1,896,550)	(38,548)	(1,935,098)	(3,267,140)	(12,298)	(3,279,438)
Indexed to Foreign Currency - LIBOR - US Dollar (4) (3)	(34,188)	(83)	(34,271)	(41,452)	(61)	(41,513)
Fixed Interest Rate - Real (5) (6)	-	-	-	(1,783,735)	(25,586)	(1,809,321)
Object of Hedge
Assets	563,931	15,019	578,950	2,993,780	110,003	2,722,142
Loans and Receivables	563,931	15,019	578,950	2,124,623	94,104	2,218,727
Indexed to Foreign Currency - US Dollar (6)	411,659	6,529	418,188	1,253,035	42,348	1,295,383
Indexed of Prices and Interest (6)	-	-	-	863,781	52,984	916,765
Fixed Interest Rate - Real (6)	152,272	8,490	160,762	7,807	(1,228)	6,579
Debt instruments	-	-	-	869,157	15,899	503,415
CDI (InterBank Deposit Rates)	-	-	-	492,837	10,578	503,415
Fixed Interest Rate - Real	-	-	-	376,320	5,321	381,641
Liabilities	(1,884,550)	39,776	(1,844,774)	(3,512,568)	(8,383)	(3,520,951)
Foreign Borrowings	(1,850,098)	39,865	(1,810,233)	(3,476,825)	(8,342)	(3,485,167)
Indexed to Foreign Currency - US Dollar	(1,850,098)	39,865	(1,810,233)	(3,476,825)	(8,342)	(3,485,167)
Marketable debt securities	(34,452)	(89)	(34,541)	(35,743)	(41)	(35,784)
Eurobonds	(34,452)	(89)	(34,541)	(35,743)	(41)	(35,784)

(1) Instruments where the hedge item are loan operations indexed in foreign currency - US Dollar with fair value R$418,188 (12/31/2015 - R$1,295,383) and on December 31, 2015 securities shown by debentures with fair value R$59,615.

(2) On December 31, 2015 instruments where the hedge item are loan operations indexed in foreign price index and interest amounting to R$916,765 and Instruments where hedge object are securities shown by debentures with fair value R$443,800.

(3) Instruments where hedge objects are obligations for securities abroad - eurobonds with fair value R$34.541 (12/31/2015 - R$35,784).
(4) On December 31, 2015 instruments where hedge objects are lending operations indexed pre fixed interest - Real with a market value of R$6,579.

(5) Instruments where hedge objects are foreign borowings indexed in foreign currency - Dolar with a market value of R$1,810,233 (12/31/2015 - R$3,485,167) and on December 31, 2015 liabilities market instruments where hedge objects are securities represented by promissory notes indexed to rates interest pre - with real value of R$381,641.

(6) In June of 2016, the management decided to change the strategic position of the hedged items relating to loans and debentures operations: indexed to foreign currency dollar, foreign currency pre-dollar, price indexes and pre-real interest rate that no longer have hedge accounting and remained economic hedge, with effect on Income statements for the period an expense of R$12,102 net of tax.

Cash Flow Hedge

Banco Santander’s cash flow hedge strategies consist of hedging exposure to changes in cash flows, interest payments and the exchange rate, which are attributable to changes in the interest rates related to recognized assets and liabilities and changes in the exchange rate of non-recognized assets and liabilities.

Banco Santander applies cash flow hedges as follows:

• It contracts Fixed Dolar Liabilities and Reais Asset swaps and designates them as a derivative instrument in a Cash Flow Hedge structure, having Reais funding operations with third-parties in the Cayman Islands as the hedged item in this relationship. The hedging relationships were designated in January 2016 and the related hedges will mature in July 2016.

• It contracts Fixed Dolar Asset and Floating Reais Liability swaps and designates them as a derivative instrument in a Cash Flow Hedge structure, having floating-Reias-indexed loan operations with third-parties in the Cayman Islands as the hedged item in this relationship. The hedging relationships were designated in January 2016 and the related hedges will mature between 2016 and 2018.

• It contracts DI futures and designates them as a derivative instrument in a Cash Flow Hedge structure, having part of its CDB portfolio indexed to percentages equal or close to 100% of the CDI variation as the hedged item in this relationship. The hedging relationships were designated in June 2016 and the related hedges will mature between October 2016 and 2017.

• It contracts USD futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as a derivative instrument in a Cash Flow Hedge structure, having part of its dollar Loan portfolio as the hedged item in this relationship. The hedging relationships were designated in 2007 and the related hedges will mature between July 2016 and 2025.

In order to assess the effectiveness and measure the ineffectiveness of these strategies, Banco Santander follows the IAS 39, which recommends that the hedge effectiveness test be performed at the inception/beginning (prospective test) of the hedge structure and be repeated periodically (prospective and retrospective tests) in order to demonstrate that the expected hedge ratio remains effective (between 80% and 125%).

Any ineffectiveness will be recognized in profit or loss.

a) Prospective Test: in accordance with the standard, the prospective test should be performed on the inception date and on a quarterly basis in order to demonstrate that the expectations regarding the effectiveness of the hedge ratio are high. However, the tests are carried out on a monthly basis in order to monitor the projections in a proactive and more efficient manner, in addition to ensuring better maintenance of test-related routines.

a.1) Periodic Prospective Test: in accordance with the agreed process flow, it will be performed by comparing the Future Value of the hedged item against the future value of the Reais leg of the instrument.

a.2) Initial Prospective Test: the methodology of the periodic prospective test should also be applied on the initial date of each new strategy.

The Ineffective portion will be recognized using the hedge prospective test.

Ineffective Portion = Prospective Effectiveness – 100%

b) Retrospective Test: it should be carried out on a monthly basis with historical data in order to demonstrate in a cumulative manner that the hedge has been effective, i.e. demonstrate that the payment(s)/Accrued Liability balance was offset by the payment(s)/Accrued Swap balance.

Effectiveness should range between 80% and 125%.

In cash flow hedges, the effective portion of changes in the value of the hedging instrument is temporarily recognized in equity under “Other comprehensive income - cash flow hedges” until the expected transactions occur, when this portion is then recognized in the consolidated income statement. However, if the expected transactions result in the recognition of non-financial assets or liabilities, this portfolio will be included in the cost of financial assets or liabilities. The non-effective portion of the change in the value of foreign exchange hedging derivatives is recognized directly in the consolidated income statement. And the non-effective portion of gains and losses on cash flow hedging instruments in a foreign operation is recognized directly in “Gains (losses) with (net) financial assets and liabilities” in the consolidated income statement.

	6/30/2016		12/31/2015
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
Eurobonds	7,178	-	(29,750)	-
Loans and Receivables	270,707	-	(575,571)	-
CDB	12,686	-	-	-
Total	290,571	-	(605,321)	-

Thousands of Real	6/30/2016
			Adjustment
		Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		108,258	(85,084)	23,175
Asset		1,785,408	202,143	1,987,552
Indexed to Foreign Currency - Fixed Dollar (4) (5) (7)		1,251,916	135,752	1,387,669
Indexed to Foreign Currency - Euro (5)		533,492	66,391	599,883
Liabilities		(1,677,150)	(287,227)	(1,964,377)
Indexed to Pre Interest Rate - Real (4)		(67,698)	(144)	(67,842)
Indexed to Pre Interest Rate - Euro (4)		(707,043)	(124,098)	(831,141)
Deposit Certificate Interbank - CDI (7)		(379,065)	(3,987)	(383,052)
Indexed to Foreign Currency - Fixed Dollar (5)		(491,900)	(158,397)	(650,297)
Indexed to Foreign Currency - Real (5)		(31,444)	(601)	(32,045)

Thousands of Real	12/31/2015
		Adjustment
	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(1,115,950)	(35,492)	(1,151,442)
Asset	7,779,307	151,793	7,931,100
Indexed to Foreign Currency - Swiss Franc (1)	1,237,987	6,998	1,244,985
Indexed to Foreign Currency - Chilean Peso (2)	301,285	1,622	302,907
Indexed in Real (4)	3,746,785	(13,690)	3,733,095
Indexed to Foreign Currency - Fixed Dollar (5) (6)	2,042,940	127,632	2,170,572
Indexed to Foreign Currency - Euro (6)	450,310	29,231	479,541
Liabilities	(8,895,257)	(187,285)	(9,082,542)
Indexed to Foreign Currency - Fixed Dollar (1) (2) (3)	(6,580,306)	(17,767)	(6,598,073)
Indexed to Pre Interest Rate - Real (5)	(22,855)	-	(22,855)
Indexed to Foreign Currency - Fixed Euro (5)	(1,718,446)	(133,376)	(1,851,822)
Indexed to Foreign Currency - Dollar (6)	(509,960)	(34,379)	(544,339)
Indexed to Foreign Currency - Real (6)	(63,690)	(1,763)	(65,453)

Thousands of Real
		6/30/2016	12/31/2015
		Reference value	Reference value
Hedge Instruments
Swap Contracts		91,562,006	72,798,063
Foreign Currency - Dollar (6)		48,026,328	72,798,063
Interest Rate		43,535,678	-

Thousands of Real
		6/30/2016	12/31/2015
Hedge Object - Cost
Assets		27,176,615	37,251,860
Lending Operations - Financing and Export Credit and Imports (6)		25,769,574	35,743,885
Loans and Receivables		-	641,421
Available-for-Sale Securities - Promissory Notes - NP		695,087	-
Brazilian Foreign Debt Bonds (4)		711,954	866,554
Liabilities		(43,427,383)	(1,995,118)
Bank Deposit Certificates - CDB		(43,427,383)	-
Eurobonds		-	(1,995,118)
(1) Operations due April 12, 2016 (12/31/2015 - operations due April 12, 2016), whose object of "hedging" transactions are eurobonds.
(2) Operation due April 13, 2016 (12/31/2015 - operation due April 13, 2016), whose object of "hedge" is an operation of eurobonds.
(3) On December 31, 2015 operations due March 18, 2016, whose object of "hedge" is an operation of eurobonds.

(4) Operation due April 1, 2021 (12/31/2015 - operation due March 18, 2016 and April 1, 2021) which hedge objects its securities operation represented by title Brazilian External Debt Bonds and a credit operation.

(5) Operations maturing between July, 2016 to December, 2025 (12/31/2015 - maturing between August, 2016 to June, 2021), whose objects "hedge" contracts are loans from lending institutions.

(6) Operations maturing between July, 2016 to December, 2025 (12/31/2015 - operation maturing between January, 2016 to December, 2024) and the updated value of the instruments of R$24,073,247 (12/31/2015 - R$35,743,844 ), whose object of "hedge" are the loans - loan agreements and credit export and import.

(7) Operations maturing between July, 2016 to July, 2021 and the updated value of the instruments of R$43,427,194 whose object of "hedge" are funding with CDB operations (Bank Deposit Certificate).

The effect of marking to market the swaps and future contracts corresponds to a debit in the amount of R$158,076 (2015 - corresponds to a debit in the amount of R$345,373), and is recorded in stockholders' equity, net of tax effects.

Hedging of Foreign Investments

Banco Santander operates a branch in the Cayman Islands and a subsidiary called Santander Brasil Estabelecimento Financeiro de Credito, EFC, or “Santander EFC” (independent subsidiary in Spain), which are used mainly to raise funds in international funding and financial markets, to provide the Bank with credit lines that are extended to its clients to finance foreign trade and working capital.

In order to hedge against changes in future cash flows and the impact of the exchange rate on net investments in foreign operations, the Bank uses futures contracts traded at the BM&FBovespa, forward contracts and Spot contracts.

Santander EFC’s functional currency is the euro; however, the foreign exchange differences generated in the conversion of this investment into reais are recorded under “Other Comprehensive Income”. The Cayman Islands branch’s functional currency is the real. As a result, exchange rate differences of dollar operations are recorded in profit or loss. In order to cover the exchange rate exposure, the Bank uses derivatives. In accordance with the Brazilian tax rules, gains or losses arising from the impact of the appreciation or depreciation of the real on foreign investments are not taxable or deductible for PIS/COFINS/IR/CSLL purposes, while gains and losses from derivatives used as hedges are taxable. The objective of this derivative is to protect net income after taxes. Given that the exchange rate effects are not taxable or deductible and that the effect of the changes in said derivatives is taxed or deductible, the notional value of the contracted derivatives is higher than the value of the hedged net assets.

In the case of Santander EFC, the Bank uses Hedge Accounting (Net Investment Hedge). The changes in the value of derivatives and their tax affects are recorded in “Other Comprehensive Income”, offsetting the exchange rate changes caused by the conversion of the investment into reais when the hedging is effective.

The Bank does not use Hedge Accounting in the Cayman Islands branch. The foreign exchange variation of dollar operations and the effect of the derivatives used in economic hedging (futures contracts) are recorded in profit or loss. The special tax treatment of these foreign currency changes result in volatility in Operating Income (Loss) before Taxes and in “Income Taxes”.

The ineffective portion of gains and losses on hedging instruments of net investment in a foreign operation is recognized directly in “Gains(losses) with (net) financial assets and liabilities” in the consolidated income statement.

a) Prospective Test: in accordance with the standard, the prospective test should be performed on the inception date and on a quarterly basis in order to demonstrate that the expectations regarding the effectiveness of the hedge ratio are high. However, the tests are carried out on a monthly basis in order to monitor the projections in a proactive and more efficient manner, in addition to ensuring better maintenance of test-related routines.

a.1) Periodic Prospective Test: in accordance with the agreed process flow, it will be performed by comparing the Future Value of the hedged item with the future value of the Reais leg of the instrument.

a.2) Initial Prospective Test: the methodology of the periodic prospective test should also be applied on the initial date of each new strategy.

The Ineffective portion will be recognized using the hedge prospective test.

Ineffective Portion = Prospective Effectiveness – 100%

b) Retrospective Test: it should be carried out on a monthly basis with historical data in order to demonstrate in a cumulative manner that the hedge has been effective, i.e. demonstrate that the payment(s)/Accrued Liability balance was offset by the payment(s)/Accrued Swap balance.

Effectiveness should range between 80% and 125%.

Hedge of foreign investments, the effective portion of changes in the value of the hedging instrument is temporarily recognized in equity until the expected transactions occur, when this portion is then recognized in the consolidated income statement. However, if the expected transactions result in the recognition of non-financial assets or liabilities, this portfolio will be included in the cost of financial assets or liabilities. The non-effective portion of the change in the value of exchange rate hedging derivatives is recognized directly in the consolidated income statement. And the non-effective portion of gains and losses on cash flow hedging instruments in a foreign operation is recognized directly in “Gains (losses) with (net) financial assets and liabilities” in the consolidated income statement.

	6/30/2016		12/31/2015
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Foreign investment
Foward / Spot	(16,864)	-	13,462	-
Total	(16,864)	-	13,462	-

On June 30, 2016, the Bank has recorded a transaction of investment hedge on its stake in Santander EFC, with notional value of R$2,704,153 (31/12/2015 - R$3.235.019), maturing between December, 2016 to March, 2017 and the effect of R$552,228 (31/12/2015 - R$98.944), of exchange rate changes recorded in equity, net of taxes.

b.6) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and other are composed of government securities.

			6/30/2016	12/31/2015

Financial Treasury Bill - LFT			810,106	330,605
National Treasury Bill - LTN			6,113,319	8,757,097
National Treasury Notes - NTN			891,878	757,969
Total			7,815,303	9,845,671

c) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at June 30, 2016.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(3,388)	(134,514)	(269,027)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(5,136)	(68,714)	(137,427)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(283)	(4,635)	(9,269)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(313)	(1,389)	(2,779)
Foreign currency	Exposures subject to foreign exchange	(3,597)	(89,915)	(179,829)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(331)	(824)	(1,648)
Inflation	Exposures subject to change in coupon rates of price indexes	(7,999)	(125,692)	(251,384)
Shares and Indexes	Exposures subject to change in shares price	(1,430)	(35,739)	(71,479)
Other	Exposures not meeting the previous settings	(13,476)	(800)	(1,600)
Total (1)		(35,953)	(462,222)	(924,442)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(98,335)	(2,780,026)	(5,271,530)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in tax of TR in TJLP	(17,412)	(465,580)	(833,889)
Inflation	Exposures subject to change in coupon rates of price indexes	(12,545)	(232,528)	(653,740)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(211)	(66,695)	(119,453)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(12,702)	(94,208)	(190,016)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(9,370)	(151,741)	(285,105)
Foreign currency	Exposures subject to foreign exchange	(618)	(15,444)	(30,888)
Total (1)		(151,193)	(3,806,222)	(7,384,621)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points in interest rate curves and 1% price variance (currency);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

d) Off-balance-sheet funds under management

Banco Santander has under its management investment funds for which we do not hold any substantial participation interests and we do not act as principal over the funds, and therefore no ownership in such funds. Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreover, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal (Note 2.w).

The detail of off-balance-sheets funds managed by the Bank is as follows:

			6/30/2016	12/31/2015
Funds under management			2,371,785	2,542,286
Total			2,371,785	2,542,286

e) Third-party securities held in custody

As of June 30, 2016 and December 31, 2015, the Bank held in custody marketable debt securities and equity instruments totaling R$42,055,775 and R$38,412,152, respectively entrusted to it by third parties.

f) Fair value of financial assets and liabilities not measured at fair value

i) Financial assets at a value other than fair value

Following is a comparison of the carrying amounts of financial assets of the Bank measured to a value other than fair value and their respective fair values at June 30, 2016 and December 31, 2015:

Thousands of Real					6/30/2016
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market - Brazilian Central Bank	41,769,562	42,813,359	-	42,813,359	-
Held to maturity investments	8,977,023	8,818,058	5,871,939	2,946,119	-
Loans and Receivables:
Loans and amounts due from credit institutions	39,649,345	39,640,603	-	39,640,603	-
Loans and advances to customers	235,479,288	236,849,503	-	-	236,849,503
Loans and receivables - Debt instruments	15,128,317	14,654,884	-	14,654,884	-
Total	341,003,535	342,776,407	5,871,939	100,054,965	236,849,503

Thousands of Real					12/31/2015
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market - Brazilian Central Bank	31,316,917	31,310,136	-	31,310,136	-
Held to maturity investments	10,097,836	9,257,519	5,698,211	3,559,308	-
Loans and Receivables:
Loans and amounts due from credit institutions	42,422,638	42,381,130	-	42,381,130	-
Loans and advances to customers	252,033,449	251,319,173	-	-	251,319,173
Loans and receivables - Debt instruments	11,812,701	11,457,378	-	11,457,378	-
Total	347,683,541	345,725,336	5,698,211	88,707,952	251,319,173

ii) Financial liabilities measured at a value other than fair value

Following is a comparison of the carrying amounts of financial liabilities of the Bank measured to a value other than fair value and their respective fair values at June 30, 2016 and December 31, 2015:

Thousands of Real				6/30/2016

Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial liabilities at amortized cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	63,099,974	63,112,968	-	-	63,112,968
Customer deposits (*)	229,846,209	229,983,802	-	-	229,983,802
Marketable debt securities	95,093,892	95,636,426	-	5,864,388	89,772,038
Subordinated Debt	8,674,897	8,694,092	-	-	8,694,092
Debt instruments Eligible Capital	8,185,205	8,185,205	-	8,185,205	-
Other financial liabilities	28,993,135	27,736,135	-	-	27,736,135
Total	433,893,312	433,348,628	-	14,049,593	419,299,035

Thousands of Real				12/31/2015

Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3

Financial liabilities at amortized cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	69,306,902	69,307,617	-	-	69,307,617
Customer deposits (*)	227,462,949	227,422,985	-	-	227,422,985
Marketable debt securities	94,658,300	95,486,114	-	13,712,057	81,774,057
Subordinated Debt	8,097,304	8,142,296	-	-	8,142,296
Debt instruments Eligible Capital	9,959,037	9,959,037	-	9,959,037	-
Other financial liabilities	32,072,645	30,815,646	-	-	30,815,646
Total	441,557,137	441,133,695	-	23,671,094	417,462,601

(1) On December 31, 2015 the Banco Santander conducted a study where the methods were reevaluated by products, which resulted in the reclassification of some financial instruments: Deposits from Brazilian Central Bank and deposits from credit institutions – R$69,307 million, Marketable debt securities R$81,774 million and Subordinated Debts R$8,142 million from level II to level III, respectively. In addition, Banco Santander believes that the fair value of cash and demand deposits is considered to be equal to their book values.

The methods and assumptions used to estimate the fair values summarized in the tables above are set forth below:

- Open market - Brazilian Central Bank - The carrying amount is approximated to the fair value.

- Loans and amounts due from credit institutions and from customers – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the interest rate of new contracts.

- Deposits from Bacen and credit institutions and Customer deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

- Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital – The fair value of long-term loans were estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in note 1.j.

g) Statements of value added

The following Statements of value added is not required under IAS 34 but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IAS 34.

	1/01 to 6/30/2016		1/01 to 6/30/2015
Interest and similar income	38,024,141		33,186,918
Fee and commission income (net)	5,126,243		4,552,813
Impairment losses on financial assets (net)	(5,656,459)		(6,132,514)
Other income and expense	699,824		(4,382,020)
Interest expense and similar charges	(23,180,534)		(16,539,919)
Third-party input	(2,875,884)		(3,715,776)
Materials, energy and other	(273,674)		(270,970)
Third-party services	(2,250,422)		(2,073,000)
Impairment of assets	(47,657)		(943,478)
Other	(304,131)		(428,328)
Gross added value	12,137,331		6,969,502
Retention
Depreciation and amortization	(723,576)		(807,705)
Added value produced	11,413,755		6,161,797
Added value received from transfer
Investments in affiliates and subsidiaries	38,686		55,951
Added value to distribute	11,452,441		6,217,748
Added value distribution
Employee	3,482,004	30.4%	3,221,225	51.8%
Compensation	2,592,061		2,280,028
Benefits	692,091		628,838
Government severance indemnity funds for employees - FGTS	157,732		175,584
Other	40,120		136,775
Taxes	3,947,240	34.5%	(3,936,378)	-63.3%
Federal	3,678,841		(4,174,524)
State	321		408
Municipal	268,078		237,738
Compensation of third-party capital - rental	376,731	3.3%	363,204	5.8%
Remuneration of interest on capital	3,646,466	31.8%	6,569,697	105.7%
Dividends and interest on capital	500,000		150,000
Profit Reinvestment	3,106,898		6,415,303
Profit (loss) attributable to non-controlling interests	39,568		4,394
Total	11,452,441	100.0%	6,217,748	100.0%

BANCO SANTANDER (BRASIL) S.A.
MANAGEMENT REPORT

Dear Stockholders:

We present the Management Report to the consolidated interim financial statements of Banco Santander (Brasil) S.A. for the exercise ended June 30, 2016, prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS).

1) Macroeconomic Environment

The appreciation of the real against the dollar continues in the second quarter of 2016. The exchange rate, which ended the first quarter at BRL3.60/USD, fell to next to BRL3.20/USD in the end of the second quarter. Despite this movement, the economy is still in sharp contraction and should not present significant improvement until the end of the year, imposing a challenging economic context for banking activity in Brazil. The labor market, as a result, continues in process of deterioration and precarization, which can be verified by the rapid rise of the unemployment rate, currently at 11.2%.
Fiscal and monetary policies have not contributed to the economic activity rebound. Public accounts have been suffering the effects of lower tax revenues due to economic recession, so positive results should demand more time and more measures than previously expected, due to the high level at which it is the official inflation measured by the National Index of Consumer Price (IPCA) should not allow the interest rate , currently 14.25% , is reduced."

In this environment, the loan portfolio grew 2.0% in May 2016 compared to the same month last year, representing a slowdown compared to the growth rate of 5.3% observed in February 2016. This trend can be observed in both earmarked credit, which growth fell to 4.4% a year, and non-earmarked credit, which showed the first negative variation (of 0.2%) since 2011. The portfolio of public banks is also growing at a slower pace compared to the past, but still growing substantially more than the one of private banks (5.4% in twelve months, compared to 10.7 % at the end of 2015). Conservatism in the concession bid by banks, caution in the credit taken by consumers and high interest rates are factors that should keep this credit downtrend over the upcoming months. But the recent improvement in consumer confidence and the expectation of an interest rate cut in the medium term are factors that reinforce our call of a credit acceleration in 2017.

2) Performance

2.1) Net Income

INCOME STATEMENTS (R$Millions)	1H16	1H15	changes annual %	2Q16	1Q16	changes in period %
INTEREST NET INCOME	14,844	16,647	-10.83	7,248	7,596	-4.58
Income from equity instruments	44	81	-45.68	40	4	900.00
Income from companies accounted for by the equity method	39	56	-30.36	23	16	43.75
Fee and commission net	5,126	4,553	12.59	2,719	2,407	12.96
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	8,279	(3,569)	-331.97	4,450	3,829	16.22
Other operating income (expense)	(215)	(207)	3.86	(127)	(88)	44.32
TOTAL INCOME	28,117	17,561	60.11	14,353	13,764	4.28
Administrative expenses	(7,204)	(6,892)	4.53	(3,642)	(3,562)	2.25
Depreciation and amortization	(724)	(808)	-10.40	(371)	(353)	5.10
Provisions (net)	(1,494)	(2,120)	-29.53	(695)	(799)	-13.02
Impairment losses on financial assets and other assets (net)	(5,704)	(7,076)	-19.39	(2,906)	(2,798)	3.86
Gains (losses) on disposal of assets not classified as non-current assets held for sale	4	27	-85.19	2	2	0.00
Gains (losses) on non-current assets held for sale not classified as discontinued operations	(4)	66	-106.06	(10)	6	-266.67
Income before tax operating	12,991	758	1,613.85	6,731	6,260	7.52
Income taxes	(9,345)	5,812	-260.79	(4,916)	(4,429)	11.00
CONSOLIDATED PROFIT	3,646	6,570	-44.51	1,815	1,831	-0.87

The net income of Banco Santander presented in the first half 2016, a result of R$3,635 million, in comparison with the same period of 2015, there was a Decrease of 44.7%, mainly, due to the record of the reversal of legal obligations in the amount of R$7,950 million related to COFINS, under "Net Interest Income" in the amount of R$2,057 million and "income taxes", amounting to R$5,893 million. The tax effect was recorded in "Income taxes", amounting to R$3,180 million.

The administrative expenses totaled R$3,238 million and R$3,205 million on June 30, 2016 and 2015 respectively. The personnel expenses totaled R$3,965 million and R$3,687 million on June 30, 2016 and 2015 respectively. The other administrative expenses increased 1.0% and the personnel expenses increased 7.5% YoY.

As a result the efficiency ratio, calculated by division of the administrative and personnel expenses amounting R$7,204 million by total revenue amounting R$28,117 million, reached 25.6% (06/30/2015 - 39.2%).

Analysis of Income by Segment

The Bank has two segments, commercial (except for the Corporate Banking business managed globally using the Global Relationship Model - Global Model of Relationship) and the Global Wholesale Banking segment includes the Investment Banking and markets operations , including departments cash and stock trades.

OPERATING INCOME BEFORE TAXES BY SEGMENT (R$Millions)	1H16	% in profit before tax	1H15	1Q16	% in profit before tax	changes annual %
Commercial Bank (1)	10,877	83.73	(712)	5,047	80.62	1,627.67
Global Wholesale Banking	2,114	16.27	1,470	1,213	19.38	43.81
Profit Before Tax	12,991	100.00	758	6,260	100.00	1,613.85

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$6,580 (2015 - R$3,838) due to the effects of the valuation of the Real against the US Dollar on June 30, 2016, the Profit before Tax for the Commercial Bank segment was R$4,297 (2015 - R$3,126). The annual variation in the Commercial Banking segment was mainly due to the Cofins the record in the first half of 2015.

2.2) Assets and Liabilities

BALANCE SHEET (R$Millions)	Jun/16	Dec/15	changes annual %	Mar/16	changes in period %
Cash and Balances with the Brazilian Central Bank	104,871	89,143	17.64	89,932	16.61
Financial Assets held for Trading	65,348	50,537	29.31	58,412	11.87
Other Financial Assets at Fair Value Through Profit or Loss	1,740	2,080	-16.35	2,249	-22.63
Available-for-Sale Financial Assets	63,317	68,266	-7.25	66,379	-4.61
Held to maturity investments	8,977	10,098	-11.10	9,244	-2.89
Loans and Receivables	290,688	306,269	-5.09	291,642	-0.54
Hedging Derivatives	222	1,312	-83.08	438	-49.32
Non-Current Assets Held For Sale	1,243	1,237	0.49	1,241	0.16
Investments in Associates and Joint Ventures	1,102	1,061	3.86	1,077	2.32
Tax Assets	26,796	34,770	-22.93	30,841	-13.12
Other Assets	4,317	3,802	13.55	4,446	-2.90
Tangible Assets	6,811	7,006	-2.78	6,919	-1.56
Intangible Assets	30,016	29,814	0.68	29,932	0.28
TOTAL ASSETS	605,448	605,395	0.01	592,752	2.04

Financial Liabilities Held For Trading	43,754	42,388	3.22	36,131	21.10
Financial Liabilities at Amortized Cost	449,904	457,282	-1.61	448,056	0.27
Hedge Derivatives	384	2,377	-83.85	780	-50.77
Provisions	11,740	11,410	2.89	11,630	0.95
Tax Liabilities	6,534	5,253	24.39	6,364	2.67
Other Liabilities	7,362	6,850	7.47	6,408	14.89
TOTAL LIABILITIES	519,678	525,560	-1.12	509,369	1.90

Total Equity	85,770	79,835	7.43	83,383	2.86

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	605,448	605,395	0.01	592,752	2.04

Funding

Total funding (deposits from credit institutions, deposits from clients, marketable debt securities, subordinated liabilities and debt instruments eligible to compose capital ) reached R$420,293 million at the first half of 2016 and R$425,209 at the same period of 2015, reduced of 1.16%.

Transfer between categories (1)

In the first half of 2016, due to the Banco Santander's strategy change, meeting the required in IAS 39, were reclassified from Available Financial Assets for sale - Debt instruments to Loans and Receivables - Debt Instruments the total amount of R$4,563.

2.3) Loan Portfolio

LOANS AND RECEIVABLES (R$Million)	Jun/16	Dec/15	annual changes %	Mar/16	changes in period %
Loans and amounts due from credit institutions, gross	39,829	42,602	-6.51	38,125	4.47
Impairment losses	(180)	(179)	0.56	(190)	-5.26
Loans and amounts due from credit institutions, net	39,649	42,423	-6.54	37,935	4.52

Loans and advances to customers, gross	251,062	267,121	-6.01	253,589	-1.24
Impairment losses	(14,703)	(15,089)	-2.56	(14,837)	-0.90
Loans and advances to customers, net	236,359	252,032	-6.22	238,752	-1.26

Debt instruments	15,128	11,957	26.52	15,054	0.49
Impairment losses	(448)	(145)	208.97	(99)	352.53
Debt instruments, net	14,680	11,812	24.28	14,955	-1.84

TOTAL LOANS AND RECEIVABLES	290,688	306,269	-5.09	291,642	-0.54

Impairment losses

The expenses for impairment losses on loans and receivables, including the loans previously charged off, totaled R$5,750 million and R$5,949 million in the period ended on June 30, 2016 and 2015, respectively, reducing 3.4%.

2.4) Stockholders’ Equity

In June 2016, Banco Santander consolidated stockholders’ equity presented an increase of 7.4% in the half.

The variance of stockholders’ equity in 2016 is due, mainly, to the increase of other comprehensive income in the amount of R$2,956 million in March 2016, which includes the changes in fair value of certain operations, the net income of the period in the amount of R$3,635 million and reduced Interest on Capital in the amount of R$500 million.

TREASURY SHARES		Jun/16		Dec/15
	Quantity		Quantity
	Units	ADRs	Units	ADRs
Treasury shares at beginning of the period	7,080,068	13,137,665	16,531,177	13,080,565
Shares Acquisitions	9,758,800	0	13,873,413	57,100
Cancellation of ADRs (1)	13,137,665	(13,137,665)	0	0
Cancellation of Shares (2)	0	0	(18,878,954)	0
Payment - Share-based compensation	(5,470,623)	0	(4,445,568)	0
Treasury shares at end of period	24,505,910	0	7,080,068	13,137,665
Balance of Treasury Shares in thousands of reais (2)(3)	R$ 448,966	R$ 0	R$ 106,764	R$ 317,094

Cost/market Value	Units	ADRs	Units	ADRs
Minimum cost	R$ 7.55	US$ 4,37	R$ 11.01	US$4,37
Weighted average cost	R$ 15.11	US$ 6,17	R$ 14.28	US$6,17
Maximum cost	R$ 18.98	US$ 10,21	R$ 18.51	US$10,21
Market value	R$ 18.18	US$ 5,70	R$ 16.04	US$3,89

(1) In January 2016 was the transformation of all ADRs that were held in treasury for UNIT's.
(2) Extraordinary General Meeting held on December 14, 2015 the cancellation of 18,878,954 Units was approved (18,878,954 18,878,954 ON and PN totaling 37,757,908 treasury shares) equivalent to R$269.

(3 The total number of treasury shares on June 30, 2016 is R$449 (12/31/2015 - R$423,953) and includes issuance costs amounting to R$120 (12/31/2015 - R$95) due to the Reference Equity Optimization Plan.

In the first half 2016 there were highlights of interest on capital.

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)		Jun/16	Dec/15	Jun/15
Interest on capital		500.0	1,400.0	0.0
Interim Dividends		0.0	3,050.0	0.0
Intercalary Dividends		0.0	1,750.0	150.0
Total		500.0	6,200.0	150.0

2.5) Basel Index

The Bacen require the financial institutions to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As established by CMN Resolution 4,193/2013 requirement for PR is 11% until December 31, 2015, from January 2016 the requirement is to 9.875% plus 0.625% of conservation of capital, totaling 10.5% until December 2016, for the Tier I is 6% and the Main Capital is 4.5%.

As a continuation the adoption of the rules established by CMN Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution 4,280/2013, starting up a new period of comparison.

The index is calculated on a consolidated basis, as follows:

BASEL INDEX %		Jun/16	Jun/15	Dec/15
Basel Index - consolidated		17.7	18.1	15.7

2.6) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the exercise ended June 30, 2016 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$Million)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	90,973.1	5,732.2	176.7	2,088.0
Aymoré Crédito, Financiamento e Investimento S.A.	30,275.9	1,492.8	78.7	24,633.0
Santander Brasil, Establecimiento Financiero de Credito, S.A.	2,941.2	2,707.0	-66.0	1,646.0
Olé consignado (Current business of Banco Bonsucesso Consignado name)	6,564.0	603.6	-8.8	5,932.0
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	1,657.6	1,364.8	100.7	0.0
Santander Corretora de Câmbio e Valores Mobiliários S.A	1,029.8	497.6	11.6	0.3
(1) Includes Leasing portfolio and other credits

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

3) Other Significative Events

3.1) Corporate Restructuring

We implemented several social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander.

a) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the formation of a partnership with Hyundai Motor Brasil Montadora de Automóveis Ltda. (Hyundai Motor Brazil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to consumers and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% (fifty percent) of the Aymoré, 25% (twenty five percent) of Hyundai Capital and 25% (twenty five percent) of Hyundai Motor Brazil. The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory approvals.

b) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super”)

On October 3, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super in R$31, through the issuance of 20 million new common shares. Santander Conglomerate controls such company.

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super´s total voting capital its Decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

Before the event, qualified Aymore as Company purchased the remaining equity instruments of Super entity and should therefore consider the paid value of goodwill for expected future profitability (goodwill) as a reduction of shareholders' equity, since, according to the IFRS 10 this transaction is characterized as transactions between partners. For the same reason, the amount paid for the equity value of the interest participation acquired from non-controlling shareholder is a movement among Stockholders' Equity accounts.

c) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Olé consignado).

On February 10, 2015, with the approval of the BACEN, the transaction was completed and Banco Santander, through Aymoré CFI, became the controlling shareholder of Olé consignado, with 60% of the total and voting capital through an investment of R$460 million. Banco Bonsucesso remained with the remaining portion of the share capital (40%).

In December 2015, it has completed the study of the allocation of the purchase price (Purchase Price Allocation - PPA) on the acquisition of Bonsucesso by Aymoré, based on acquisition date as below:

	Book value	Fair value
Available-for-Sale Financial Assets	121	121
Loans and Receivables	508	508
Others Assets	374	374
Intangible Assets (3)	-	63
Total assets	1,004	1,066
Financial liabilities at amortized cost	466	466
Others liabilities	397	398
Total liabilities	864	864
Capital increase by Aymore CFI	460	460
Total of net assets acquired	600	662
Non-controlling interest (1)		265
Total consideration transferred by Aymore to acquire control		460
Goodwill (2)		63
(1) Amount of non-controlling interests were measured at R$240 million as the proportional value of the net assets of the investee.
(2) Goodwill will be tax deductible under current legislation.
(3) Intangible assets identified relate to brand and customer relationship with estimated useful life of 10 years and 4 years, respectively.

Olé Consignado has become the exclusive vehicle of Banco Bonsucesso and its affiliates for the payroll credit supply in Brazil and should consolidate existing payroll loans at Banco Santander and Olé Consignado, in accordance with the association. Banco Santander will continue to originate from payroll loans through their own channels independently.

In the operation context, it was granted between institutions a put option (right of Banco Bonsucesso to sell) and purchase (right of Banco Santander acquisition), relating to the shares held by Banco Bonsucesso, equivalent to 40% of capital of this company. According IAS 32, it was recognized a financial liability for the amount of R$307 million by the commitment made in relation to the put option, accounted in Shareholders' Equity, the amount of R$67 million and non-controlling interests, the amount of R$240 million.

The EGM of March 3, 2016 approved the change of name to Banco Olé Bonsucesso Consignado S.A., the change process has been approved by the Brazilian Central Bank on June 1, 2016 .

d) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander, S.A. was concluded at the amount of R$859 million.

The transaction generated a gain of R$751 before taxes, recorded in the 3rd quarter 2015 in the caption Result on disposal of assets not classified as non-current assets held for sale.

The operation fits into the context of a global negotiation of the custody business, which involves, in addition to Brazil, the qualified custodian activity in Spain and Mexico.

e) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On 24 July 2015, Aymoré CFI and Banco Santander, in furtherance of the partnership entered into between Banque PSA Finance (“Banque PSA”) and Santander Consumer Finance for the joint operation of the vehicle financing business related to PSA brands (Peugeot, Citroën and DS) in Europe, on this date Banco Santander entered into binding agreements for the formation of a financial cooperation in Brazil with Banque PSA to locally offer a range of financial and insurance products to consumers and distributors of the PSA brands. The main vehicle of the financial cooperation shall be Banco PSA Finance Brasil S.A., which shall be held in the proportion of fifty per cent (50%) by Aymoré CFI, and fifty per cent (50%) by Banque PSA. The acquisition shall be carried out for the proportional book value on the closing date. The transaction also contemplates the acquisition, by subsidiaries of Banco Santander, of hundred per cent (100%) of PSA Finance Arrendamento Mercantil S.A. which purchase price shall be equivalent to seventy four per cent (74%) of its book value on the closing date, and, of fifty per cent (50%) of PSA Corretora de Seguros e Serviços Ltda., which purchase price shall be equivalent to the proportional book value on the closing date. The closing of the transaction will be subject to the fulfillment of certain precedent usual conditions in similar transactions, including obtaining the applicable regulatory and anti-trust approvals.

This transaction was approved by CADE – Administrative Council for Economic Defense in September, 2015 and the Central Bank of Brazil in May, 2016 and its closing is still subject to the fulfillment of the other precedent conditions.

f) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

At the Extraordinary General Meeting held on July 31, 2014, the capital increase of SGS of R$1,174 was approved, from the current R$16 to R$1,190 through the issuance of 53,565,000 new common shares, nominative and without par value, fully subscribed and paid by Banco Santander as follows: R$1,156 in local currency and R$17 in through the carrying amount, by Banco Santander of 5,300 common shares without par value issued by the iZettle do Brasil Meios de Pagamento S.A to the capital of SGS, which raised the share of Banco Santander from in Getnet S.A. 50.0% to 88.5%.

On 31 July 2014, SGS acquired all the shares of Getnet, the total price of R$1,156 million (R$1,089 million paid and R$67 million payable). At December 31, 2014, has completed the study of the allocation of the purchase price (Purchase Price Allocation - PPA), based on stockholders equity of 31 July 2014 and a summary of values is informed below:

Summary of allocated values

Stockholders’ Equity on July 31, 2014	43
Added value of assets (1)	74
Adjusted accounting value	117
Purchase Price	1,156
Goodwill (2)	1,039
(1) Recorded under the caption Tangible Assets.
(2) The goodwill is tax deductible under current legislation.

At the Extraordinary General Meeting held on August 31, 2014, it was approved the merger of Getnet by SGS, which had its name changed to "Getnet Adquirencia e Serviços para Meios de Pagamento S.A." (Getnet S.A.) under the "Private Instrument of Protocol and Justification of Merger of Getnet by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Protocol) of 29 August 2014 (the Merger).

The implementation of the Merger represents an important step in the simplification, consolidation and integration of capture and processing of operations activities of electronic payments Group Santander in Brazil, allowing for the consolidation for all commercial, financial and accounting purposes.

By the Protocol, Getnet S.A. received the book value of all assets, rights and obligations of Getnet totaling R$43 which was extinguished and succeeded by Getnet S.A. in all their rights and obligations. In view that all the shares issued by Getnet are the property of Getnet SA, there was no increase in the share capital of Getnet SA following the approval of the Merger, so the net assets of Getnet was registered in Getnet S.A. in return of the investment account.

The acquisition of Getnet and their incorporation by SGS enabled Getnet S.A. pass to consolidate all activities of acquiring and payment processing via credit and debit cards.

The context of the transaction, Banco Santander has granted to the minority shareholders of Getnet S.A. a put option over shares of Getnet S.A. held by them equivalent to 11.5% of the total capital of the company. As set out in IAS 32, was recognized for the commitment made, as counterpart to a specific account in stockholders' equity in the amount of R$950 million.

In May 2016 , it was approved by the Central Bank the authorization process for operation of the Company as a payment institution.

g) Acquisition by iZettle do Brasil Meios de Pagamento S.A. (iZettle do Brasil)

On July 18, 2014, Banco Santander acquired 50% of the total corporate capital of iZettle Brasil, through a capital contribution to the company in the amount of R$17 million.

On July 31, 2014, Banco Santander contributed the entirety of its stake in iZettle Brasil to the capital of Getnet Adquirencia e Serviços para Meios de Pagamento S.A.

In June 2016 the holding in the iZettle S.A. Brazil was sold in its entirety.

h) New Shareholders' Agreement of TecBan

In July 17, 2014, the country’s leading retail banks, including Banco Santander through one of its subsidiaries, had executed a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately four years ahead its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with Rede Banco24Horas ATMs, which are and will continue to be managed by TecBan. Thus increasing efficiency and providing more capillarity of services to the customer base.

In November 2014, Santander Serviços sold 1.16% of the investment in this company.

i) Others Corporate Movements

We also performed the following corporate actions:

• On April 30th, 2015, it was formalized the merger and consequent extinction of the company Go Pay by Getnet.

• On April 30, 2015 it was formalized the merger and the consequent extinction of the companies KM Locanet Ltda. and Ideia Produções e Design Ltda. by Webmotors S.A.

• On March 23, 2015, Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$120 million.

• On March 23, 2015, Santander Participações S.A. sold its entire stake in Santos Energy Participações S.A. to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127 million.

• On December 10, 2014 the acquisition by Webmotors S.A., of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME was concluded.

4) Strategy

Santander Brasil is a universal bank focusing on retail services. The Bank is certain that the only way to grow in a recurring and sustainable manner is to provide excellent services that increase the level of satisfaction and attract more customers linked, who become more engaged. To accomplish this, the priority is to be a simple, personal and fair bank. The strategy is based on a long-term outlook, focusing on the efficient execution of the following priorities:

• Increase customer preference and engagement with targeted products and services that are simple, modern and efficient, which, through a multi-channel platform, seek to maximize the satisfaction of customers.

• Improve recurrence and sustainability by growing business with more diversified revenue, seeking a balance between credit, funding and services. At the same time, maintaining efficient cost management and rigorous control over risks.

• Be disciplined with capital and liquidity to conserve strength, adapt to regulatory changes and take advantage of opportunities for growth.

• Increase productivity through an intense agenda of transformation that allows the Bank to offer a complete portfolio of services.

The strategy prioritizes selective growth, close and long-lasting relations with the shareholders, and alignment with the country’s social and economic development agenda. The Bank is currently undergoing a commercial transformation agenda focused on customer satisfaction, which includes modernizing, simplifying and improving the supply of services, products, and processes.

In the second quarter of 2016, the highlight is the following advances:

• Growth Customer biometric registration, with more than 2,3 million Customers registered in June, while transactions in digital channels continued to grow, accounting for 73% of the total in the same period. It was incorporated new features in our mobile banking application, in line with our digital transformation strategy;

• Strengthening business model through the new incentive tool CERTO and with Clique Único. We continued improving our customer experience and in June the Bank achieved its best historical position in the Bacen of complaints ranking.

• According to ANBIMA, in 2016 through May we recorded the highest relative growth in assets under management (+14.4%) among the ten leading asset managers and more than double the industry average, increasing our market share by 44 bp to 6.1% at the end of May. The bank also did exceptionally well in the retail segment, posting the year’s biggest increase in market share (+62 bp), closing May at 12.3%;

• Launch Olé Consignado, combining the experience of Bonsucesso Bank and Santander Bank, improving the product to expand our range in payroll credit market;

• Strengthening and repositioning presence in the Agribusiness segment, expanding our team and offering differentiated service models to rural producers, in addition to a diversified portfolio of products, coupled with the important agreements and partnerships.

• In Global Corporate Banking (GCB), the Bank are the current leader in Financial Advisory for Project Finance in Brazil, according to ANBIMA’s latest consolidated ranking, also ranked first in foreign exchange;

• In the SME segment, Santander was elected the best bank in the world for small and medium enterprises by Euromoney in 2016;

• Launch “Santander Select International Services”, an important competitive advantage which reinforces our position as the only international bank with scale in Brazil and business in all segments;

• Announcement of a new partnership between Santander Financiamentos and Hyundai, creating Banco Hyundai Capital Brasil S.A. to offer products and financial services;

• Considered the bank that had most invested in renewable energy in Brazil, with market share exceeding 40% in some sectors;

Santander is also active on the Sustainability front. Its Microcredit program occupies a prominent position among private banks and through its Universities program it helps the advance of high-quality education in Brazil by distributing scholarships. In 1H16, the Bank lends R$ 7.8 million to finance photovoltaic systems (which directly convert solar energy into electricity). The Agribusiness area also expanded its sustainability initiatives by engaging customers, employees and outsourced offices in the CAR (Rural Environmental Registry), as well as other issues associated with low-carbon agriculture.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings assigned by the main rating agencies.

6) Corporate Governance

The Board of Directors approved, in a meeting held on January 26, 2016, the election of Messrs. Marino Alexandre Calheiros Aguiar and Mario Roberto Opice Leão to compose the Company's Board of Directors, to the position of Officer without specific designation for a complementary term of office, which shall be valid until the officers elected in the first Board of Directors’ Meeting after the 2017 Ordinary Shareholders’ Meeting take office.

The Board of Directors approved in a meeting held on January 26, 2016: (i) the Company’s financial statements for fiscal year ended December 31, 2015; (ii) the tax credit technical study, according to Rule No. 3,171/02 of Central Bank of Brazil (BACEN); and (iii) the publishing of the Standardized Financial Statements referred to fiscal year ended December 31, 2015.

The Board of Directors approved in a meeting held on February 26, 2016: (i) the Company´s Financial Statements by standard under International Accounting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (IFRS), referred to the fiscal year ended on December 31, 2015; and (ii) the Ombudsman Office Report regarding the second semester of 2015 and the corrective measures taken due to the complaints received, in order to comply with Resolution No. 4,433, of July 23, 2015, of the National Monetary Council.

The Board of Directors approved in a meeting held on March 18, 2016, the hiring by Santander of the company PricewaterhouseCoopers Auditores Independentes, enrolled with Corporate Taxpayer Registry (CNPJ) 61.562.112/0001-20, and under Local Accounting Council Registry (CRC) 2SP000160/O-5 and registered with the Securities Commission (CVM) under Declaratory act 5.038 of September 8th, 1998, with headquarters at Av. Francisco Matarazzo, 1400, 9th, 10th and 13th to 17th floor, Torre Torino, Água Branca, São Paulo/SP, to act as independent audit company of Santander and of the companies part of Santander Conglomerate in Brazil, for 2016, 2017 and 2018 fiscal years, in replacement of Deloitte Touche Tohmatsu Auditores Independentes.

The Board of Directors approved in a meeting held on March 22, 2016: (i) the election of the Company’s Audit Committee members, for a one (1) year term, which shall be postponed until the investiture of the members that shall be elected on the First Board of Directors’ meeting to be held after the Ordinary General Meeting of 2017, as follows: René Luiz Grande, reappointed as Coordinator; Luiz Carlos Nannini, as technical qualified member; and Elidie Palma Bifano, as member; and (ii) ratified (a) the current composition of the Nomination, Governance and Compliance Committee, as follows: Jesús Maria Zabalza Lotina, as Coordinator; Celso Clemente Giacometti and Marília Artimonte Rocca; and (b) the current composition of the Sustainability and Society Committee, as follows: Jesús Maria Zabalza Lotina, as Coordinator; José Luciano Duarte Penido, Gilberto Mifano and Viviane Senna Lalli.

The Board of Directors approved, in a meeting held on May 2, 2016, the election of Messrs. Alexandre Silva D'Ambrósio to compose the Company's Board of Directors, to the position of Executive Vice’President for a complementary term of office, which shall be valid until the officers elected in the first Board of Directors’ Meeting after the 2017 Ordinary Shareholders’ Meeting take office.

The Board of Directors approved, in a meeting held on June 29, 2016, the Declaration and payment of Interest on Equity, in the gross amount of R$500 million (five hundred million Brazilian Reais), shall be paid on August 26, 2016, with no compensation of monetary restatement.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The organizational structure of the Executive Vice President of Risks, which is independent from commercial areas, is composed by areas responsible for the management of the financial and non-financial risks.

A specific department has the mission to control and consolidate the portfolios and respective risks (financial, non-financial ad model risk), supporting management with an integrated risk view. In addition, it is also responsible for the risk appetite management and for attending the auditors, regulators as well as the Santander Group headquarter in Spain.

Another nucleon includes a set of transverse functions (Governance, Policy, Risk Culture, Methodology, Stress Test, Capital and Risk MI ) necessary for an advanced risk management model.

The governance model is structured in a vision of Decision, focusing on examination and approval of proposals and credit limits, and in a vision of control, with a focus on full control of risks.

The fundamental principles that rule the risk governance model are:

• Independence of the risks in relation to business area;

• Involvement of management in Decision making;

• Collegiate Decisions and consensus on credit operations;

The ERC- Executive Risk Committee is the local Decision-making forum with representatives of the Bank's senior management, including the CEO, Vice President and the other members of the Executive Board.

The CCR- Risk Control Committee is the control and monitoring local forum with representatives of the Bank's senior management, including the VPE of risks and the Vice President of finance.

The relevant issues of risk management or those that exceed the jurisdiction of these committees will be forwarded and Decided by the Board of Directors.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches. The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

The Credit Risk Management aims to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis and control of exposure and trends as well as the effectiveness of credit policies. The objective is to keep an appropriate risk profile and a minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

For this, it has developed its own Risk Management model, the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective Decisions that evaluate all possible scenarios and not compromise the results of individual Decisions, including Executive Risk Committee (ERC), which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities (ALCO), which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of market Risk is part of the Vice President of Risks, which implements the policies of risk.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4,327 of Bacen.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

The local corporative area, Non-Financial Risks, is responsible for implementing the Operational Risks and Internal Controls management of Santander Bank (Brazil) S.A. It is subordinated to Executive Vice-President of Risks and count with people, structure, standards, methodologies and tools for ensuring adequacy of the management and control model.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS II and Sarbanes Oxley requirements and resolutions of the National Monetary Council. This model also follows the guidelines established by the Santander Spain based on COSO-Committee of Sponsoring Organizations of the Treadway Commission-Internal Control – Integrated Framework 2013.

The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk.

The financial statements (on December 31st 2015 data base) review conducted by external auditors in the companies of Banco Santander showed that there is an effective internal control environment, based on criteria established in COSO 2013 (Internal Control - Integrated Framework 2013 - Committee of Sponsoring Organizations of the Treadway Commission), and these criteria complies the requirements of Section 404 of the Sarbanes-Oxley.

Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

The Audit Committee and the Board of Directors were informed on Internal Audit’s works to be done during the year 2016, according to its annual plan.

The Audit Committee favorably reviewed the annual work plan of the Internal Audit and approved of the activity report for the year 2016.

In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on, among others, its inherent risks, audit’s last rating, level of compliance with recommendations and size.
In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the six months of 2016, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2016, taking into account their design and operating effectiveness.

8) People

When we talk about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a Decisive factor in making the Bank in the best bank for customers and the best company for professionals.

Professionals are the strongest link between the Bank and customers and so, day after day, Banco Santander enhances their management practices because knows only with engaged professional, motivated, well trained and with full professional development, the Bank will manage to get more and better customers, satisfied , proud to do business with us and the Santander brand.

The daily performance of the Santander Brasil with customers, employees, shareholders and society is guided by the purpose of the Bank to contribute to people and businesses to prosper and the way you act.

The Bank has a talented and dedicated team of about 50,000 employees only in Brazil. The Bank seeks professionals who identify with the Corporate Culture, to be a Simple Bank (with uncomplicated and easy services to operate), Personal (with solutions and channels that meet costumers needs and preferences) and Fair (promoting business and relationships that are good for customers, shareholders and employees). In addition to identifying with the culture, our professionals act in their day to day aligned to it.

9) Sustainable Development

Sustainability is a strategic part of business, in Santander. It is a commitment that seeks results for business and society in a simple, personal and fair way and which is concretized through a strategy based in three pillars: Social and Financial Inclusion, Education and Social and Environmental Business and Management. Among the second quarter highlights are: I) the Santander Microcredit, currently the largest productive and oriented microcredit operation among private banks in Brazil, offering credit and financial advice to low-income microentrepreneurs and since 2002, it disbursed approximately R$ 3.4 billion for more than 366,000 customers; II) In Brazil, we had partnerships with 400 higher education institutions, since 2005 Santander Universidades Brazil has granted over 140 scholarships; III) Since 2013, Santander Financiamentos finances photovoltaic systems (direct conversion of solar energy into electric energy). In the second quarter of 2016, the partnerships number increased to 139 and the business turnover was R$7.8 million; IV) In the “Agro Sustentável” program, Santander currently increased 950 customers and 192 employers and outsourced firms were trained or sensitized in relation to CAR (Environmental Rural Register) and 234 customers agreed to participate in the agreement with Coopercitrus (Cooperative).

10) Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards, which provides the necessity of approval of any services by the Audit Committee of the Bank.

In compliance with CVM Instruction 381/2003, we hereby inform that in the period ended in June 2016, there have not been any contract for non-audit services from PricewaterhouseCoopers, which cumulatively represent more than 5% of the related overall audit fee consideration.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, including the review of work performed, including any services other than external audit. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor: (i) the auditor should not audit their own work; (ii) the auditor should not perform management functions; and (iii) the auditor should not promote the interests of his client. Acceptance and professional services not related to external audit for the period ended June 30, 2016 did not affect the independence and objectivity in the conduct of external audit examinations of the Banco Santander and other Group entities, since the principles above were observed.

The Board of Directors The Executive

(Approved at the Meeting of the Board of July 26, 2016).
***

BANCO SANTANDER (BRASIL) S.A.

Executive’s Report of Financial Statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended June 30, 2016, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Banco Santander Executives on June 30, 2016:

CEO
Sergio Agapito Lires Rial

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Alexandre Silva D'Ambrósio *
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officer
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Javier Rodriguez de Colmenares Alvarez
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Marino Alexandre Calheiros Aguiar
Mário Adolfo Libert Westphalen
Mario Roberto Opice Leão
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

(*) Bacen approval Pending.

BANCO SANTANDER (BRASIL) S.A.

Executive’s Report of Independent Auditors' Report

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) of Banco Santander which includes the Independent Auditors' Report for the period ended June 30, 2016, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Banco Santander Executives on June 30, 2016:

CEO
Sergio Agapito Lires Rial

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Alexandre Silva D'Ambrósio *
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officer
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Javier Rodriguez de Colmenares Alvarez
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Marino Alexandre Calheiros Aguiar
Mário Adolfo Libert Westphalen
Mario Roberto Opice Leão
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

(*) Bacen approval Pending.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 27, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicenti
Carlos Rey de Vicenti Vice - President Executive Officer